                                                            File Nos. 333-10283
                                                                      811-7777

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM N-4

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1

           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                 Amendment No. 1
                  SEPARATE ACCOUNT KGC OF ALLMERICA FINANCIAL LIFE
                            INSURANCE AND ANNUITY COMPANY

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                  440 Lincoln Street
                                 Worcester, MA 01653
                       (Address of Principal Executive Office)

                     Abigail M. Armstrong, Secretary and Counsel
                Allmerica Financial Life Insurance and Annuity Company
                                  440 Lincoln Street
                                 Worcester, MA 01653
                  (Name and Address of Agent for Service of Process)

                It is proposed that this filing will become effective:

         ___Immediately upon filing pursuant to paragraph (b) of Rule 485.
         ___On ________ pursuant to paragraph (b) of Rule 485
         ___60 days after filing pursuant to paragraph (a)(1) of Rule 485.
         ___On _____ pursuant to paragraph (a)(1) of Rule 485.

                              VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1995 was not filed as the Separate Account had not begun operations.

               Cross Reference Sheet Showing Location in Prospectus of
                             Items Called for by Form N-4

Form N-4 Item No             Caption in Prospectus
                             ---------------------

1 . . . . . . . . . . . . .  Cover Page

2 . . . . . . . . . . . . .  "Special Terms"

3 . . . . . . . . . . . . .  "Summary"; "Annual and Transaction Expenses"

4 . . . . . . . . . . . . .  Condensed Financial Information

5 . . . . . . . . . . . . .  "Description of the Company, the Variable Account
                             and the Kemper Investor Fund."

6 . . . . . . . . . . . . .  "Charges and Deductions"

7 . . . . . . . . . . . . .  "The Variable Annuity Policies"

8 . . . . . . . . . . . . .  "The Variable Annuity Policies"

9 . . . . . . . . . . . . .  "Death Benefit"

10. . . . . . . . . . . . .  "Purchase Payments:; "Computation of Policy Values
                             and Annuity Payments"

11. . . . . . . . . . . . .  "Surrender"; "Withdrawal"

12. . . . . . . . . . . . .  "Federal Tax Considerations"

13. . . . . . . . . . . . .  "Legal Matters"

14. . . . . . . . . . . . .  "Table of Contents of the Statement of Additional
                             Information"

Form N-4 Item No.             Caption in Statement of Additional  Information
                              -----------------------------------------------

15. . . . . . . . . . . . .  "Cover Page"

16. . . . . . . . . . . . .  "Table of Contents"

17. . . . . . . . . . . . .  "General Information and History"

18. . . . . . . . . . . . .  "Services"

19. . . . . . . . . . . . .  "Underwriters"

20. . . . . . . . . . . . .  "Underwriters"

21. . . . . . . . . . . . .  "Performance Information"

22. . . . . . . . . . . . .  "Annuity Payments"

23. . . . . . . . . . . . .  "Financial Statements"

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS



    This prospectus describes interests under flexible payment deferred variable and fixed annuity contracts, known as Kemper Gateway Custom contract issued either on a group basis or as individual contracts by Allmerica Financial Life Insurance and Annuity Company (the "Company") to individuals and businesses in connection with retirement plans which may or may not qualify for special federal income tax treatment. (For information about the tax status when used with a particular type of plan, see "FEDERAL TAX CONSIDERATIONS.") Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Participation in an individual contract will be evidenced by the issuance of an individual contract. Certificates and individual contracts are collectively referred to herein as the "Contracts." The following is a summary of information about these Contracts. More detailed information can be found under the referenced captions in this Prospectus.



    Contract values may accumulate on a variable basis in the Contract's Separate Account known as Separate Account KGC (the "Variable Account"). The assets of the Variable Account are divided into Sub-Accounts, each investing exclusively in shares of one of the following Portfolios of Kemper Investors Fund ("KINF"):


MONEY MARKET PORTFOLIO                         INVESTMENT GRADE BOND PORTFOLIO
TOTAL RETURN PORTFOLIO                         VALUE PORTFOLIO
HIGH YIELD PORTFOLIO                           SMALL CAP VALUE PORTFOLIO
GROWTH PORTFOLIO                               VALUE+GROWTH PORTFOLIO
GOVERNMENT SECURITIES PORTFOLIO                HORIZON 20+ PORTFOLIO
INTERNATIONAL PORTFOLIO                        HORIZON 10+ PORTFOLIO
SMALL CAP GROWTH PORTFOLIO                     HORIZON 5 PORTFOLIO

    In most jurisdictions, values may also be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account and during the accumulation period to one or more of the Guarantee Period Accounts. Amounts allocated to the Fixed Account earn interest at a guaranteed rate for one year from the date allocated. Amounts allocated to a Guarantee Period Account earn a fixed rate of interest for the duration of the applicable Guarantee Period, if held for the entire Guarantee Period. If removed prior to the end of the Guarantee Period the value may be increased or decreased by a Market Value Adjustment. Amounts allocated to the Guarantee Period Accounts in the accumulation phase are held in the Company's Separate Account GPA.


    Additional information is contained in a Statement of Additional Information dated December , 1996 ("SAI"), filed with the Securities and Exchange Commission and incorporated herein by reference. The Table of Contents of the SAI is on page 3 of this Prospectus. The SAI is available upon request and without charge through Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, 800-782-8380.


    THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS OF KINF. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE CONTRACTS ARE OBLIGATIONS OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. AND/OR KEMPER DISTRIBUTORS, INC. AND ZKI AGENCY, INC. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACTS ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE CONTRACTS ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.


                            DATED DECEMBER 13, 1996

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...........    3
SPECIAL TERMS..........................................................    4
SUMMARY................................................................    5
ANNUAL AND TRANSACTION EXPENSES........................................   10
PERFORMANCE INFORMATION................................................   13
WHAT IS AN ANNUITY?....................................................   15
RIGHT TO REVOKE IRA....................................................   16
RIGHT TO REVOKE OR SURRENDER IN SOME STATES............................   16
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND KEMPER
  INVESTORS FUND.......................................................   16
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS......................   19
VOTING RIGHTS..........................................................   19
CHARGES AND DEDUCTIONS.................................................   20
  A.  Annual Charges Against Variable Account Assets...................   20
  B.  Contract Fee.....................................................   21
  C.  Optional Benefit Riders..........................................   21
  D.  Premium Taxes....................................................   22
  E.  Contingent Deferred Sales Charge.................................   22
  F.  Transfer Charge..................................................   26
DESCRIPTION OF THE CONTRACT............................................   26
  A.  Payments.........................................................   27
  B.  Transfer Privilege...............................................   27
  C.  Dollar Cost Averaging and Automatic Rebalancing Options..........   28
  D.  Surrender........................................................   28
  E.  Withdrawals......................................................   29
  F.  Death Benefit....................................................   29
  G.  The Spouse of the Contract Owner as Beneficiary..................   31
  H.  Assignment.......................................................   31
  I.  Electing the Form of Annuity and the Annuity Date................   31
  J.  Description of Variable Annuity Options..........................   32
  K.  Norris Decision..................................................   33
  L.  Computation of Values and Annuity Benefit Payments...............   33
GUARANTEE PERIOD ACCOUNTS..............................................   35
FEDERAL TAX CONSIDERATIONS.............................................   37
  A.  Qualified and Non-Qualified Contracts............................   38
  B.  Taxation of the Contracts in General.............................   38
  C.  Tax Withholding and Penalties....................................   39
  D.  Provisions Applicable to Qualified Employer Plans................   40
  E.  Qualified Employee Pension and Profit Sharing Trusts and
       Qualified Annuity Plans.........................................   40
  F.  Self-Employed Individuals........................................   40
  G.  Individual Retirement Account Plans..............................   41
  H.  Simplified Employee Pensions.....................................   42
  I.  Public School Systems and Certain Tax-Exempt Organizations.......   42
  J.  Texas Optional Retirement Program................................   42
  K.  Section 457 Plans for State Governments and Tax-Exempt
       Entities........................................................   42
  L.  Non-individual Owners............................................   43

                                                                         PAGE
                                                                         ----
REPORTS................................................................   43
LOANS (QUALIFIED CONTRACTS ONLY).......................................   43
CHANGES IN OPERATION OF THE VARIABLE ACCOUNT...........................   43
DISTRIBUTION...........................................................   44
LEGAL MATTERS..........................................................   44
FURTHER INFORMATION....................................................   44
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.................   45
APPENDIX B -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT........   46
APPENDIX C -- THE DEATH BENEFIT........................................   48

                  STATEMENT OF ADDITIONAL INFORMATION
                           TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY........................................    2
TAXATION OF THE VARIABLE ACCOUNT AND THE COMPANY.......................    3
SERVICES...............................................................    3
UNDERWRITERS...........................................................    3
ANNUITY PAYMENTS.......................................................    4
PERFORMANCE INFORMATION................................................    6
TAX DEFERRED ACCUMULATION..............................................    8
FINANCIAL STATEMENTS...................................................    9


    THE CONTRACTS OFFERED BY THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE OR SOLICIT AN OFFER IN THAT STATE.

                                 SPECIAL TERMS

ACCUMULATED VALUE: the sum of the value of all Accumulation Units in the Sub-Accounts and of the value of all accumulations in the Fixed Account and Guarantee Period Accounts then credited to the Contract, on any date before the Annuity Date.

ACCUMULATION UNIT: a measure of the Contract Owner's interest in a Sub-Account before annuity benefit payments begin.

ANNUITANT:    the person  designated  in the  Contract  upon whose  life annuity benefit payments are to be made.

ANNUITY DATE:   the date on  which annuity benefit  payments begin as  specified pursuant to the Contract.

ANNUITY UNIT: a measure of the value of the periodic annuity benefit payments under the Contract.

FIXED ACCOUNT:   the  part  of the  Company's  General Account  that  guarantees principal and a fixed minimum interest rate and to which all or a portion of a payment or transfer under this Contract may be allocated.

FIXED ANNUITY PAYOUT:   An  Annuity in the  payout phase  providing for  annuity
benefit payments which remain fixed in an amount throughout the annuity benefit payment period selected.

GUARANTEED INTEREST RATE:   the annual  effective rate of  interest after  daily
compounding credited to a Guarantee Period Account.

GUARANTEE  PERIOD:   the  number of  years  that a  Guaranteed Interest  Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account which corresponds to a Guaranteed Interest Rate for a specified Guarantee Period and is supported by assets in a non-unitized separate account.

GENERAL  ACCOUNT:   all the  assets of the  Company other  than those  held in a separate account.

MARKET VALUE ADJUSTMENT:   a  positive or  negative adjustment  assessed if  any
portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

SUB-ACCOUNT: a subdivision of the Variable Account. Each Sub-Account available under the Contracts invests exclusively in the shares of a corresponding portfolio of Kemper Investors Fund.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any Contract fee, contingent deferred sales charge, and Market Value Adjustment.


UNDERLYING  PORTFOLIOS:    Money  Market,  Total  Return,  High  Yield,  Growth,
Government Securities, International, Small Cap Growth, Investment Grade Bond, Value, Small Cap Value, Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5 Portfolios of the Kemper Investors Fund.


VALUATION DATE: a day on which the net asset value of the shares of any of the Portfolios is determined and unit values of the Sub-Accounts are determined. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading as well as each day otherwise required.

VARIABLE ACCOUNT: Separate Account KGC, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: An annuity in the payout phase providing for payments varying in amount in accordance with the investment experience of certain of the Portfolios.

                                    SUMMARY

WHAT IS THE KEMPER GATEWAY CUSTOM VARIABLE ANNUITY?

    The Kemper Gateway Custom Variable Annuity contract ("Contract") is an insurance contract designed to help you accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - A customized investment portfolio with experienced professional portfolio managers

     - 14 KINF Portfolios

     - 1 Fixed Account

     - 9 Guarantee Period Accounts

    - Optional   Enhanced  Death  Benefit  Rider,  Living  Benefits  Rider,  and
      Disability Rider

    - Tax deferral on earnings

    - Guarantees  that  can  protect   your  beneficiaries  family  during   the
      accumulation phase

    - Income that can be guaranteed for life

    The Contract has two phases, an accumulation phase and an annuity payout phase. During the accumulation phase, your initial payment and any additional payments you choose to make may be allocated to the combination of portfolios of securities ("Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account. Your Contract's Accumulated Value is based on the investment performance of the Portfolios and accumulations in the Guarantee Period Accounts and the Fixed Account. No income taxes are paid on any earnings under the Contract unless and until accumulated values are withdrawn.

    During the annuity payout phase, the Annuitant can receive income based on several annuity options. These options include payment over a period of years or for the rest of the Annuitant's life.

THE ACCUMULATION PHASE

    During the accumulation phase, you select the investment options most appropriate for your investment needs. The Contracts permit net payments to be allocated among the Portfolios, the Guarantee Period Accounts, and the Fixed Account. Each Portfolio is professionally managed by Zurich Kemper Investments, Inc. and its affiliate, Dreman Value Advisors, Inc. All investment gains or losses of the Portfolios will be reflected in the Accumulated Value under your Contract.

    The accumulation phase provides certain protection and guarantees for the beneficiary if the Annuitant should die before the annuity phase begins. See discussion below under "What happens upon death during the accumulation phase?"

THE ANNUITY PAYOUT PHASE

    You choose the annuity option and the date for the annuity benefit payments to begin. Annuity benefit payments may be on a variable basis (dependent upon the performance of the Portfolios) on a fixed basis (with payment amounts guaranteed), or on a combination variable and fixed basis. Among the income options available during the annuity phase are:

    - Lump sum

    - At regular intervals over a specified number of years; or

    - At regular intervals for the rest of the Annuitant's life, regardless of how long he or she lives.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?


    The Contract is between you and us -- Allmerica Financial Life Insurance and Annuity Company (the "Company"). Each Contract has a Contract Owner (or an Owner and a Joint Owner, in which case one of the two must also be the Annuitant), an Annuitant and a beneficiary. As Contract Owner, you make payments, choose investment allocations and select the Annuitant and beneficiary. The Annuitant is the individual who receives annuity benefit payments under the Contract. The beneficiary is the person who receives any payment on death of the Contract Owner or Annuitant.


                          CAN I EXAMINE THE CONTRACT?

    Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company during the first 10 days from the date you received it, the Contract will be canceled. (There may be a longer period in certain states; see the "Right to Examine" provision on the cover of your Contract). If your Contract was issued as an IRA or provides for a full refund of the initial payment under its "Right to Examine" provision, you will incur no fees to cancel within the right-to-examine period and will receive the greater of (1) your entire payment, or (2) the accumulated value of the Contract plus any amounts deducted under the Contract or by the Portfolios for taxes, charges or fees. If your Contract does not provide for a full refund of the initial payment, you will receive upon cancellation the sum of (1) the difference between the payment, including fees, and any amount allocated to the Variable Account and (2) the Accumulated Value (on the date the cancellation request is received by the Company) attributable to amounts allocated to the Variable Account Sub-Accounts. See "RIGHT TO REVOKE CONTRACT."

WHAT ARE MY INVESTMENT CHOICES?

    The Contract permits net payments to be allocated among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. The Fixed Account is part of the General Account of the Company and provides a guarantee by the Company of principal and a fixed interest rate for one year from the date amounts are allocated to the account. Payments allocated to a Guarantee Period Account are held in a separate account and earn a guaranteed interest rate if held for the full duration of the Guarantee Period. THE FIXED ACCOUNT AND/OR THE GUARANTEE PERIOD ACCOUNTS MAY NOT BE AVAILABLE IN ALL STATES.

    VARIABLE ACCOUNT -- You have a choice of Sub-Accounts investing in the 14 Portfolios of the Kemper Investors Fund ("KINF"):


MONEY MARKET                                           INVESTMENT GRADE BOND
TOTAL RETURN                                           VALUE
HIGH YIELD                                             SMALL CAP VALUE
GROWTH                                                 VALUE+GROWTH
GOVERNMENT SECURITIES                                  HORIZON 20+
INTERNATIONAL                                          HORIZON 10+
SMALL CAP GROWTH                                       HORIZON 5

    This range of investment choices enables you to allocate your money among the Portfolios to meet your particular investment needs. If your Contract was issued as an IRA or provides for a full refund of the initial payment under its "Right to Examine" provision (see "RIGHT TO REVOKE CONTRACT"), for the first 15 days from the date of issue, all Portfolio investments and allocations to the Guarantee Period Accounts will be allocated to the Money Market Portfolio. Thereafter, all amounts will be allocated according to your investment choices. For a more detailed description of the Portfolios, see the prospectus of KINF.

    GUARANTEE PERIOD ACCOUNTS -- Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account. However, values and benefits calculated on the basis of Guarantee Period Account allocations are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company currently makes available nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period. If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the account's value. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "Guarantee Period Accounts."

    FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. Furthermore, the initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account see Appendix A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

WHO ARE THE PORTFOLIO MANAGERS?


    Zurich Kemper Investments, Inc. ("ZKI"), is the investment manager of each Portfolio of the KINF other than the Value and Small Cap Value Portfolios which are managed by Dreman Value Advisors, Inc. ("DVA"), a wholly owned subsidiary of ZKI. ZKI and DVA provide each portfolio with continuous professional investment supervision. DVA is also the sub-adviser for the Value+Growth, Horizon 20+,
Horizon 10+, and Horizon 5 Portfolios. Under the terms of its Sub-Advisory Agreement with ZKI, DVA will manage the value portion of each of these
Portfolios and will provide such other investment advice, research and assistance as ZKI may, from time to time, reasonably request. Zurich Investment Management, Inc. ("ZIM"), a wholly-owned subsidiary of ZKI, is the investment manager of the Guarantee Period Accounts pursuant to an investment advisory agreement between the Company and ZIM.


CAN I MAKE TRANSFERS AMONG THE ACCOUNTS?

    Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. You will incur no current taxes on transfers while your money remains in the Contract. However, transfers out of a Guarantee Period Account prior to its maturity date will incur a Market Value Adjustment. You may also elect Automatic Account rebalancing to ensure assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move money into one or more portfolios. See "TRANSFER PRIVILEGE."

HOW MUCH CAN I INVEST AND HOW OFTEN?

    The number and frequency of your payments are flexible, subject to the minimum and maximum payments stated in "PAYMENTS."

WHAT IF I NEED MY MONEY BEFORE MY ANNUITY PAYOUT PHASE BEGINS?


    You can withdraw 15% of the total Accumulated Value per calendar year without a surrender charge. You may surrender your Contract or make withdrawals any time before your annuity payout phase begins subject to the restrictions discussed in "SURRENDER," "WITHDRAWALS," and "MARKET VALUE ADJUSTMENT." Certain charges may apply, see "CHARGES AND DEDUCTIONS," and there may be a tax-penalty assessed under the Internal Revenue Code (the "Code"). See "FEDERAL TAX CONSIDERATIONS."


WHAT HAPPENS UPON DEATH DURING MY ACCUMULATION PHASE?

    If the Annuitant, Contract Owner or Joint Owner should die before the Annuity Date, a Death Benefit will be paid to the beneficiary. Unless the Enhanced Death Benefit Rider is in effect at the death of the Annuitant (or a Contract Owner who is also an Annuitant), a standard Annuitant Death Benefit will be paid. The standard Annuitant Death Benefit is equal to the greater of:

    - The Accumulated Value increased by  any positive Market Value  Adjustment;
      or

    - Gross payments reduced proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal, multiplied by the withdrawal amount, and divided by the Accumulated Value immediately prior to the withdrawal).

    If the Contract Owner elects the Enhanced Death Benefit Rider, the Annuitant Death Benefit will be the greatest of

    - The Accumulated Value increased by any positive Market Value Adjustment;

    - Gross payments, with interest accumulating daily at an annual rate of 5% starting on the date each payment was applied, reduced proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal, multiplied by the withdrawal amount, and divided by the Accumulated Value immediately prior to the withdrawal); or

    - The Death Benefit that would have been payable on the most recent Contract Anniversary, increased for subsequent payments and reduced proportionately to reflect withdrawals after that date.

    A separate charge is made for the Enhanced Death Benefit Rider. See "Death Benefit" under "DESCRIPTION OF THE CONTRACT."

    Regardless of whether the Enhanced Death Benefit Rider is in effect, if a Contract Owner who is not also the Annuitant dies during the Accumulation phase, the Death Benefit will equal the Accumulated Value of the Contract increased by any positive Market Value Adjustment. If the Annuitant dies after the Annuity Date but before all guaranteed annuity benefit payments have been made, the remaining payments will be paid to the beneficiary at least as rapidly as under the annuity option in effect. See "Death Benefit."

WHAT ARE MY ANNUITY OPTIONS UNDER THE CONTRACT?

    You may choose variable annuity benefit payments based on the investment performance of certain Portfolios, fixed-amount annuity benefit payments, or a combination of fixed-amount and variable annuity benefit payments. Fixed-amount payments are guaranteed by the Company. See "DESCRIPTION OF THE CONTRACT" for information about annuity benefit payment options, selecting the Annuity Date, and how annuity benefit payments are calculated.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

    At each Contract anniversary and upon surrender, if the Accumulated Value is less than $50,000, the Company will deduct a $35 Contract Fee from your Contract. There will be no Contract Fee if the Accumulated Value is $50,000 or more. The Contract Fee is waived for Contracts issued to and maintained by a Trustee of a 401(k) plan.

    Should you decide to surrender your Contract, make withdrawals, or receive payments under certain annuity options, you may be subject to a contingent deferred sales charge. If applicable, this charge will be between 2% and 7% of payments withdrawn, based on when the payments were made.

    Depending upon the state you live in, a deduction for state and local premium taxes, if any, may be made as described under "PREMIUM TAXES."

    Currently, the Company makes no charge for processing transfers. The first twelve (12) transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a contract year, the Company reserves the right to assess a charge which is guaranteed never to exceed $25.

    The Company will deduct on a daily basis, an annual Mortality and Expense Risk Charge and Administrative Expense Charge equal to an annual charge of 0.95% and 0.15%, respectively, of the average daily net assets invested in each Portfolio. The Portfolios will incur certain management fees and expenses which are more fully described in "OTHER CHARGES" and in the KINF prospectus, which accompanies this Prospectus.

    Three optional riders (Enhanced Death Benefit Rider, Living Benefits Rider, and Disability Rider) are available for an additional charge of 0.25%, 0.05% and 0.05%, respectively, which is deducted in arrears on a monthly basis. For more information, see "Living Benefits Rider" and "Disability Rider" under CHARGES AND DEDUCTIONS, and "F. Death Benefit" under "DESCRIPTION OF THE CONTRACT."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

    There are several changes you can make after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated a beneficiary irrevocably.

    - You may change the allocation of payments, with no tax consequences under current law.

    - You may make transfers of Contract value among your current investments.

    - You may cancel your Contract within 10 days of delivery, as discussed above.

    - You may select the form and timing of annuity benefit payments.

                        ANNUAL AND TRANSACTION EXPENSES

    The following tables show charges under your Contract, expenses of the Sub-Accounts, and expenses of the Portfolios. In addition to the charges and expenses described below, premium taxes are applicable in some states and deducted as described under "PREMIUM TAXES."

                                                                                              YEARS FROM DATE
CONTRACT CHARGES                                                                                 OF PAYMENT      CHARGE
--------------------------------------------------------------------------------------------  ----------------  ---------
CONTINGENT DEFERRED SALES CHARGE:                                                                   0-1              7.0%
 This charge may be assessed upon surrender, withdrawal or annuitization                             2               6.0%
  under any commutable period certain option or a noncommutable period                               3               5.0%
  certain option of less than 10 years. The charge is a percentage of                                4               4.0%
  payments applied to the amount surrendered (in excess of any amount                                5               3.0%
  that is free of charge) within the indicated time periods.                                         6               2.0%
                                                                                                 Thereafter          0.0%
TRANSFER CHARGE:                                                                                                  None
The Company currently makes no charge for processing transfers. The Company guarantees that the first twelve transfers in a Contract Year will not be subject to a transfer charge. For each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the transfer.
CONTRACT FEE:                                                                                                   $      35
The Fee is deducted annually and upon surrender prior to the annuity date when the
 Accumulated Value is less than $50,000. The fee is waived for contracts issued to and maintained by the Trustee of a 401(k) plan.

SUB-ACCOUNT EXPENSES
--------------------------------------------------------------------------------------------
 (on annual basis as percentage of average daily net assets)
Mortality and Expense Risk Charge:                                                                                  0.95%
Administrative Expense Charge:                                                                                      0.15%
                                                                                                                ---------
Total Asset Charge:                                                                                                 1.10%

PORTFOLIO EXPENSES
-----------------------------------------------------------
 (annual basis as percentage of average daily net assets)

                                                               MANAGEMENT        OTHER        TOTAL
PORTFOLIO                                                          FEE         EXPENSES     EXPENSES
-----------------------------------------------------------  ---------------  -----------  -----------
Money Market...............................................         0.50%          0.05%        0.55%
Total Return...............................................         0.55%          0.05%        0.60%
High Yield.................................................         0.60%          0.05%        0.65%
Growth.....................................................         0.60%          0.04%        0.64%
Government Securities......................................         0.55%          0.10%        0.65%
International..............................................         0.75%          0.17%        0.92%
Small Cap Growth...........................................         0.65%          0.22%        0.87%
Investment Grade Bond......................................         0.60%          0.15%*       0.75%
Value......................................................         0.75%          0.15%*       0.90%
Small Cap Value............................................         0.75%          0.15%*       0.90%
Value+Growth...............................................         0.75%          0.15%*       0.90%
Horizon 20+................................................         0.60%          0.15%*       0.75%
Horizon 10+................................................         0.60%          0.15%*       0.75%
Horizon 5..................................................         0.60%          0.15%*       0.75%

*Estimated First-Year Expenses

    EXAMPLES. The following examples demonstrate the cumulative expenses which would be paid by the Contract Owner at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets, as required by rules of the Securities and Exchange Commission. Because the expenses of the Portfolios differ, separate examples are used to illustrate the expenses incurred by a Contract Owner on an investment in the various Sub-Accounts.

    THE INFORMATION GIVEN UNDER THE FOLLOWING EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

    (a) If, at the end of the applicable period, you surrender your Contract or annuitize* under a commutable period certain option or a noncommutable period certain option of less than 10 years, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

UNDERLYING PORTFOLIO                                           1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------  -----------  -----------  -----------  -----------
Money Market...............................................   $      79    $     101    $     123    $     202
Total Return...............................................   $      79    $     102    $     125    $     207
High Yield.................................................   $      80    $     104    $     128    $     212
Growth.....................................................   $      80    $     103    $     127    $     211
Government Securities......................................   $      80    $     104    $     128    $     212
International..............................................   $      82    $     111    $     141    $     240
Small Cap Growth...........................................   $      82    $     110    $     139    $     235
Investment Grade Bond......................................   $      81    $     106    $     133    $     223
Value......................................................   $      82    $     111    $     140    $     238
Small Cap Value............................................   $      82    $     111    $     140    $     238
Value+Growth...............................................   $      82    $     111    $     140    $     238
Horizon 20+................................................   $      81    $     106    $     133    $     223
Horizon 10+................................................   $      81    $     106    $     133    $     223
Horizon 5..................................................   $      81    $     106    $     133    $     223

    (b) If, at the end of the applicable time period, you annuitize* under a life option or a noncommutable period certain option of 10 years or longer, or if you do not surrender or annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

UNDERLYING PORTFOLIO                                           1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------  -----------  -----------  -----------  -----------
Money Market...............................................   $      17    $      54    $      93    $     202
Total Return...............................................   $      18    $      55    $      95    $     207
High Yield.................................................   $      18    $      57    $      98    $     212
Growth.....................................................   $      18    $      57    $      97    $     211
Government Securities......................................   $      18    $      57    $      98    $     212
International..............................................   $      21    $      65    $     112    $     240
Small Cap Growth...........................................   $      21    $      64    $     109    $     235
Investment Grade Bond......................................   $      19    $      60    $     103    $     223
Value......................................................   $      21    $      64    $     111    $     238
Small Cap Value............................................   $      21    $      64    $     111    $     238
Value+Growth...............................................   $      21    $      64    $     111    $     238
Horizon 20+................................................   $      19    $      60    $     103    $     223
Horizon 10+................................................   $      19    $      60    $     103    $     223
Horizon 5..................................................   $      19    $      60    $     103    $     223

    As required in rules promulgated under the 1940 Act, the Contract Fee is reflected in the examples by a method to show the "average" impact on an investment in the Variable Account. The total Contract Fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.088%, and the amount of the Contract Fee is assumed to be $0.88 in the examples.

    *The Contract Fee is not deducted after annuitization. No contingent deferred sales charge is assessed at the time of annuitization under an option including a life contingency or under a noncommutable period certain option of ten years or longer.

    OPTIONAL BENEFIT RIDERS. Subject to state availability, the Company offers three optional benefit riders that may be elected by the Contract Owner. A separate monthly charge is made for each rider selected. The applicable charge is assessed on the Accumulated Value on the last day of each month and on the date a rider is terminated, multiplied by 1/12th of the following annual percentage rates:

Enhanced Death Benefit Rider                                                    0.25%
Disability Rider                                                                0.05%
Living Benefits Rider                                                           0.05%

    For a description of these riders, see "Living Benefits Rider" and "Disability Rider" under "CHARGES AND DEDUCTIONS," and "Enhanced Death Benefit Rider" under "DESCRIPTION OF THE CONTRACT."

                            PERFORMANCE INFORMATION


    The Contracts are first being offered to the public in 1996. However, the Company and KINF may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Portfolios have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts, the Portfolios, and (in Table I) assuming that the Contract is surrendered at the end of the applicable period.


    The "Total Return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by certain charges, and expressed as a percentage of the investment.

    The "Average Annual Total Return" represents the average annual percentage change in the value of an investment in a Sub-Account over a given period of time. Average Annual Total Return represents average figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

    The "Yield" of the Sub-Account investing in the Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized Yield is shown as a percentage of the investment. The "Effective Yield" calculation is similar, but when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the "Effective Yield" will be slightly higher than the "Yield" because of the compounding effect of this assumed reinvestment.


    The Total Return, Yield, and Effective Yield figures are adjusted to reflect the Sub-Account's asset charges. The total return figures also reflect the $35 annual Contract Fee and the contingent deferred sales charge which would be assessed if the investment were completely surrendered at the end of the specified period.



    The Company and KINF may also advertise supplemental total return performance information. Supplemental total return refers to the total of the income generated by an investment in the Sub-Account and of the changes in value of the principal invested (due to realized and unrealized capital gains or losses), adjusted by the Sub-Account's annual asset charges, and expressed as a percentage of the investment. Because it is assumed that the investment is NOT surrendered at the end of the specified period, the contingent deferred sales charge is NOT included in the calculation of supplemental total return.


    Performance information for a Sub-Account may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S & P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

    PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE INVESTMENT PORTFOLIO OF THE PORTFOLIO IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE I
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1995
                  (ASSUMING COMPLETE SURRENDER OF INVESTMENT)


                                                                                                             10 YEARS
                                                                                         YEAR                (OR SINCE
                                                                                        ENDED:        5      INCEPTION
UNDERLYING PORTFOLIO                                                                   12/31/95     YEARS    IF LESS)*
------------------------------------------------------------------------------------  ----------  ---------  ---------
Money Market........................................................................      -1.88%      2.57%      4.71%
Total Return........................................................................      17.51%     10.69%     10.51%
High Yield..........................................................................       9.13%     18.08%     10.19%
Growth..............................................................................      24.43%     17.62%     11.93%
Government Securities...............................................................      10.60%      6.80%      7.21%
International.......................................................................       4.88%        N/A      7.41%
Small Cap Growth....................................................................      21.56%        N/A     15.38%
Investment Grade Bond...............................................................         N/A        N/A        N/A
Value...............................................................................         N/A        N/A        N/A
Small Cap Value.....................................................................         N/A        N/A        N/A
Value+Growth........................................................................         N/A        N/A        N/A
Horizon 20+.........................................................................         N/A        N/A        N/A
Horizon 10+.........................................................................         N/A        N/A        N/A
Horizon 5...........................................................................         N/A        N/A        N/A

                                    TABLE II
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1995
                     (ASSUMING NO SURRENDER OF INVESTMENT)


                                                                                                             10 YEARS
                                                                                         YEAR                (OR SINCE
                                                                                        ENDED:        5      INCEPTION
UNDERLYING PORTFOLIO                                                                   12/31/95     YEARS    IF LESS)*
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Money Market.........................................................................      4.33%      3.10%      4.71%
Total Return.........................................................................     24.51%     11.09%     10.51%
High Yield...........................................................................     16.03%     18.39%     10.19%
Growth...............................................................................     31.43%     17.93%     11.93%
Government Securities................................................................     17.59%      7.25%      7.21%
International........................................................................     11.51%        N/A      8.23%
Small Cap Growth.....................................................................     28.56%        N/A     18.67%
Investment Grade Bond................................................................        N/A        N/A        N/A
Value................................................................................        N/A        N/A        N/A
Small Cap Value......................................................................        N/A        N/A        N/A
Value+Growth.........................................................................        N/A        N/A        N/A
Horizon 20+..........................................................................        N/A        N/A        N/A
Horizon 10+..........................................................................        N/A        N/A        N/A
Horizon 5............................................................................        N/A        N/A        N/A



    *The inception dates for the Portfolios are: 3/5/82 for Money Market, Total Return and High Yield; 12/9/83 for Growth; 9/3/87 for Government Securities; 1/6/92 for International; 5/2/94 for the Small Cap Growth; 5/1/96 for Investment Grade Bond, Value, Small Cap Value, Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5.


                              WHAT IS AN ANNUITY?

    In general, an annuity is an insurance contract designed to provide a retirement income in the form of periodic payments for the lifetime of the Contract Owner or an individual chosen by the Contract Owner. The retirement income payments are called "annuity benefit payments" and the individual receiving the payments is called the "Annuitant." Annuity benefit payments begin on the annuity date.

    The Contract has two phases, an accumulation phase and an annuity payout phase. During the accumulation phase, your initial payment and any additional payments you choose to make may be allocated to the combination of portfolios of securities ("Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account.

    During the annuity payout phase, the Annuitant can receive income based on several annuity options. These options include payment over a period of years or for the rest of the Annuitant's life.

    Under an annuity contract, the insurance company assumes a mortality risk and an expense risk. The mortality risk arises from the insurance company's guarantee that annuity benefit payments will continue for the life of the Annuitant, regardless of how long the Annuitant lives or how long all Annuitants as a group live. The expense risk arises from the insurance company's guarantee that charges will not be increased beyond the limits specified in the Contract, regardless of actual costs of operations.

    The Contract Owner's payments, less any applicable deductions, are invested by the insurance company. After retirement, annuity benefit payments are paid to the Annuitant for life or for such other period chosen by the Contract Owner. In the case of a "fixed" annuity, the value of these annuity benefit payments is guaranteed by the insurance company, which assumes the risk of making the investments to enable it to make the guaranteed payments. For more information about fixed annuities see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT." With a variable annuity, the value of the Contract and the annuity benefit payments are not guaranteed but will vary depending on the investment performance of a portfolio of securities. Any investment gains or losses are reflected in the value of the Contract and in the annuity benefit payments. If the portfolio increases in value, the value of the Contract increases. If the portfolio decreases in value, the value of the Contract decreases.

                              RIGHT TO REVOKE IRA


    An individual purchasing a Contract intended to qualify as an IRA may revoke the Contract at any time within 10 days after receipt of the Contract and receive a refund. In order to revoke the Contract, the Contract Owner must mail or deliver the Contract to the agent through whom the Contract was purchased or to the Principal Office of the Company at 440 Lincoln Street, Worcester, Massachusetts 01653. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective.


    Within  seven days the Company will provide a refund equal to the greater of
(1) gross payments, or (2) the Accumulated Value plus any amounts deducted under the Contract or by the Portfolios for taxes, charges or fees.

    The liability of the Variable Account under this provision is limited to the Contract Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Contract Owner will be paid by the Company.

                  RIGHT TO REVOKE OR SURRENDER IN SOME STATES


    In Georgia, Idaho, Indiana, Michigan, Missouri, North Carolina, Oklahoma, Oregon, South Carolina, Texas, Utah, Washington and West Virginia, any Contract Owner may revoke the Contract at any time within 10 days (20 days in Idaho) after receipt of the Contract and receive a refund as described under "RIGHT TO REVOKE IRA," above.


    In all other states, a Contract Owner may return the Contract at any time within 10 days (or the number of days required by state law if more than 10) after receipt of the Contract. The Company will pay to the Contract Owner an amount equal to the sum of (i) the difference between the payment paid, including fees, and any amount allocated to the Variable Account and (ii) the Accumulated Value of amounts allocated to the Variable Account as of the date the request is received. If the Contract was issued as an IRA, the IRA revocation right described above may be utilized in lieu of the special surrender right.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                           AND KEMPER INVESTORS FUND

    THE COMPANY -- The Company is a life insurance company organized under the laws of Delaware in July, 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 800-782-8380. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1995, the Company had over $5 billion in assets and over $18 billion of life insurance in force.

    Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is an indirect wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company on October 16, 1995 and adopted its present name. First Allmerica is the fifth oldest life insurance company in America. As of December 31, 1995 First Allmerica and its subsidiaries (including the Company) had over $11 billion in combined assets and over $35.2 billion in life insurance in force.

    VARIABLE ACCOUNT -- Separate Account KGC ("Variable Account") is a separate investment account of the Company with 14 Sub-Accounts. The assets used to fund the variable portions of the Contracts are set aside in Sub-Accounts kept separate from the general assets of the Company. Each Sub-Account invests in a corresponding investment series ("Portfolio") of Kemper Investors Fund ("KINF"). Each Sub-Account is administered and accounted for as part of the general business of the Company. However, the income, capital gains, or capital losses of each Sub-Account are allocated to each Sub-Account, without regard to any other income, capital gains, or capital losses of the Company. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

    The Variable Account was authorized by vote of the Board of Directors of the Company on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve the supervision of management or investment practices or policies of the Variable Account by the SEC.

    The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts.


    KEMPER INVESTORS FUND -- The Variable Account invests in shares of Kemper Investors Fund ("KINF"), a series type mutual fund registered with the Commission as an open-end, diversified, management investment company. Registration of KINF does not involve supervision of its management, investment practices or policies by the Commission. KINF is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of KINF are sold only to insurance company separate accounts. The investment objectives of the fourteen Portfolios of KINF are summarized below:


    MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in twelve months or less.

    TOTAL RETURN PORTFOLIO seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

    HIGH YIELD PORTFOLIO seeks to provide a high level of current income by investing in fixed-income securities.

    GROWTH   PORTFOLIO   seeks   maximum   appreciation   of   capital   through
diversification   of   investment  securities   having  potential   for  capital
appreciation.

    GOVERNMENT SECURITIES PORTFOLIO seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

    INTERNATIONAL PORTFOLIO seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

    SMALL CAP GROWTH PORTFOLIO seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

    INVESTMENT GRADE BOND PORTFOLIO seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

    VALUE PORTFOLIO seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies.

    SMALL CAP VALUE PORTFOLIO seeks long-term capital appreciation from a portfolio primarily of value stocks of smaller companies.


    VALUE+GROWTH  PORTFOLIO  seeks  growth   of  capital  through   professional
management of a portfolio of growth and value stocks.



    HORIZON 20+ PORTFOLIO, designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.



    HORIZON 10+ PORTFOLIO, designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.


    HORIZON 5 PORTFOLIO, designed for investors with approximately a 5 year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

    There is no assurance that any of the Portfolios of KINF will achieve its objective as stated in KINF's prospectus. More detailed information, including a description of risks involved in investing in each of the Portfolios, may be found in the prospectus for KINF, which must accompany or precede this Prospectus, and KINF's Statement of Additional Information available upon request from KINF, 222 South Riverside Plaza, Chicago, Illinois 60606. Please read the prospectus of KINF carefully before investing.


    INVESTMENT MANAGEMENT SERVICES TO KINF -- Responsibility for overall management of KINF rests with the Board of Trustees and officers of KINF. ZKI is the investment manager of each Portfolio other than the Value and Small Cap Value Portfolios who are managed by DVA, a wholly owned subsidiary of ZKI. ZKI and DVA provide each portfolio with continuous professional investment supervision. DVA is also the sub-adviser for the Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5 Portfolios. Under the terms of its Sub-Advisory Agreement with ZKI, DVA will manage the value portion of each of these Portfolios and will provide such other investment advice, research and assistance as ZKI may, from time to time reasonably request.



    For its services, ZKI is paid a management fee based upon the average daily net assets of such Portfolios, as follows: Money Market (.50 of 1%), Total
Return (.55 of 1%), High Yield (.60 of 1%), Growth (.60 of 1%), Government Securities (.55 of 1%), International (.75 of 1%), Small Cap Growth (.65 of 1%), Investment Grade Bond (.60 of 1%), Value+Growth (.75 of 1%), Horizon 20+ (.60 of 1%), Horizon 10+ (.60 of 1%), and Horizon 5 (.60 of 1%). DVA serves as the investment manager for the Value and Small Cap Value Portfolios and is paid a management fee at an annual rate of .75 of 1% of the average daily net assets of these Portfolios. For more information, see the KINF Prospectus and SAI.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    The Company reserves the right, subject to applicable law and to provisions of the Participation Agreement (the "Participation Agreement") among the
Company,  KINF,  ZKI  and  Kemper  Distributors,  Inc.,  to  make  additions to,
deletions  from,  or  substitutions  for  the  shares  that  are  held  in   the
Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Portfolio are no longer available for investment or if in the Company's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may redeem the shares of that Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Contract Owner and prior approval of the Commission and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by a Contract Owner.

    The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Contract Owners on a basis to be determined by the Company.

    Shares of the Portfolios are also issued to variable accounts of other insurance companies which issue variable life Contracts ("mixed funding"). Shares of the Portfolios are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Contract Owners or variable annuity Contract Owners. Although the Company and KINF do not currently foresee any such disadvantages to either variable life insurance Contract Owners or variable annuity Contract Owners, the Company and the Trustees of KINF intend to monitor events in order to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response thereto. If the Trustees were to conclude that separate portfolios should be established for variable life and variable annuity Separate accounts, the Company will bear the attendant expenses.

    If any of these substitutions or changes are made, the Company may by appropriate endorsement change the Contract to reflect the substitution or change and will notify Contract Owners of all such changes. If the Company deems it to be in the best interest of Contract Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

                                 VOTING RIGHTS

    The Company will vote Portfolio shares held by each Sub-Account in accordance with instructions received from Contract Owners and, after the Annuity Date, from the Annuitants. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Portfolio together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions which are received. The Company will also vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

    The number of votes which a Contract Owner or Annuitant may cast will be determined by the Company as of the record date established by the Portfolio. During the accumulation period, the number of Portfolio shares attributable to each Contract Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Portfolio share. During the annuity period, the number of Portfolio shares attributable to each Annuitant will be determined by dividing the reserve held in each Sub-Account for the Annuitant's variable annuity by the net asset value of one Portfolio share. Ordinarily, the Annuitant's voting interest in the Portfolio will decrease as the reserve for the variable annuity is depleted.

                             CHARGES AND DEDUCTIONS


    Deductions under the Contracts and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Portfolios are described in the Prospectus and SAI of KINF.


A.  ANNUAL CHARGES AGAINST VARIABLE ACCOUNT ASSETS.

    MORTALITY AND EXPENSE RISK CHARGE. The Company makes a charge of 0.95% on an annual basis of the daily value of each Sub-Account's assets to cover the mortality and expense risk which the Company assumes in relation to the variable portion of the Contract. The charge is imposed during both the accumulation period and the annuity payout period. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity option selected), no matter how long the Annuitant (or other payee) lives and no matter how long all Annuitants as a class live. Therefore, the mortality charge is deducted during the annuity payout phase on all contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

    If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

    Since mortality and expense risks involve future contingencies which are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each. The Company estimates that a reasonable allocation might be 0.55% for mortality risk and 0.40% for expense risk.

    ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation period and the annuity payout period. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account, without profits. However, there is no direct relationship between the amount of administrative expenses imposed on a given contract and the amount of expenses actually attributable to that contract.

    Deductions for the Contract Fee (described under B. CONTRACT FEE) and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contracts include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.


    OTHER CHARGES -- Because the Sub-Accounts hold shares of the Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Portfolios. The Prospectus and SAI of KINF contain additional information concerning expenses of the Portfolios.


B.  CONTRACT FEE.

    A $35 Contract Fee currently is deducted on the Contract anniversary date and upon full surrender of the Contract when the Accumulated Value is less than $50,000. The Contract Fee is waived for Contracts issued to and maintained by the Trustee of a 401(k) plan. Where Contract value has been allocated to more than one account, a percentage of the total Contract Fee will be deducted from the Value in each account. The portion of the charge deducted from each account will be equal to the percentage which the Value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract Fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the percentage of the charge deducted from that account.


    Where permitted by law, the contract fee will also be waived for Contracts where both the Contract Owner and the Annuitant on the date of issue are within the following classes of individuals: employees and registered representatives of any broker-dealer which has entered into a Sales Agreement with the Company to sell the Contracts; officers, directors, trustees and employees of any of the Portfolios; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.


C.  OPTIONAL BENEFIT RIDERS.

    Subject to state availability, the Company offers three optional benefit riders that may be elected by the Contract Owner. A separate monthly charge is made for each rider selected. On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate (see table below) is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction (based on relative values) in Accumulation Units of the Sub-Accounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts.

    The applicable charge is assessed on the Accumulated Value on the last day of each month and on the date a rider is terminated, multiplied by 1/12th of the following annual percentage rates:

Enhanced Death Benefit Rider...............................      0.25%
Living Benefits Rider......................................      0.05%
Disability Rider...........................................      0.05%

    For a description of these riders, see "Living Benefits Rider" and "Disability Rider" under "CHARGES AND DEDUCTIONS," below, and "E. Death Benefit" under "DESCRIPTION OF THE CONTRACT," below.

D.  PREMIUM TAXES.

    Some states and municipalities impose a premium tax on variable annuity Contracts. State premium taxes currently range up to 3.5%.

    The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    (1) if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for these Contracts at the time the payments are received); or

    (2) the premium tax charge is deducted when annuity benefit payments begin.

    In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law. If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  CONTINGENT DEFERRED SALES CHARGE.
    No charge for sales expense is deducted from payments at the time the payments are made. However, a contingent deferred sales charge is deducted from the Accumulated Value of the Contract in the case of surrender and/or withdrawals, or at the time annuity benefit payments begin, within certain time limits described below.

    For purposes of determining the contingent deferred sales charge, the Accumulated Value is divided into three categories: (1) New Payments -- payments received by the Company during the six years preceding the date of the surrender; (2) Old Payments -- Accumulated payments not defined as New Payments; and (3) Earnings -- the amount of Contract Value in excess of all payments that have not been previously surrendered. For purposes of determining the amount of any contingent deferred sales charge, surrenders will be deemed to be taken first from Old Payments, then from New Payments. Old Payments may be withdrawn from the Contract at any time without the imposition of a contingent deferred sales charge. If a withdrawal is attributable all or in part to New Payments, a contingent deferred sales charge may apply. An Owner may withdraw 15% of the Accumulated Value in any calendar year without assessment of a withdrawal charge. If the Owner withdraws an amount in excess of the Accumulated Value in any calendar year, the amount withdrawn in excess of 15% is subject to a Withdrawal Charge.

    CHARGES FOR SURRENDER AND  WITHDRAWALS. If a Contract  is surrendered or  if
New Payments are withdrawn, while the Contract is in force and before the Annuity Date, a contingent deferred sales charge may be imposed. This surrender charge will never be applied to earnings. The amount of the charge will depend upon the number of years that the New Payments, if any, to which the withdrawal is attributed have remained credited under the Contract. Amounts withdrawn are deducted first from Old Payments. Then, for the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the earliest New Payment and then from the next earliest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See "FEDERAL TAX
CONSIDERATIONS" for a discussion of how withdrawals are treated for income tax purposes.)

    The Contingent Deferred Sales Charges are as follows:

                                                     CHARGE AS PERCENTAGE
YEARS FROM DATE OF                                          OF NEW
    PAYMENT                                           PAYMENTS WITHDRAWN
-------------------------------------------------  -------------------------
Less than 1......................................                 7%
2................................................                 6%
3................................................                 5%
4................................................                 4%
5................................................                 3%
6................................................                 2%
Thereafter.......................................                 0%

    The amount withdrawn equals the amount requested by the Contract Owner plus the charge, if any. The charge is applied as a percentage of the New Payments withdrawn, but in no event will the total contingent deferred sales charge exceed a maximum limit of 7% of total gross New Payments. Such total charge equals the aggregate of all applicable contingent deferred sales charges for surrender, withdrawals, and annuitization.


    REDUCTION OR ELIMINATION OF SURRENDER CHARGE. From time to time where permitted by law, the Company may allow a reduction in or elimination of the contingent deferred sales charge, the period during which the charge applies, or both, and/or or credit additional amounts on contracts when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following: (a) the size and type of group or class, and the persistency expected from that group or class; (b) the total amount of payments to be received and the manner in which payments are remitted; (c) the purpose for which the Contracts are being purchased and whether that purpose makes it likely that costs and expenses will be reduced;
(d) other transactions where sales expenses are likely to be reduced; or (e) the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee for service basis). The Company may also reduce or waive the contingent deferred sales charge, and/or credit additional amounts on Contracts, where both the Contract Owner and the Annuitant on the date of issue are within the following classes of individuals ("eligible persons"): employees and registered representatives of any broker-dealer which has entered into a Sales Agreement with the Company to sell the Contract; officers, directors, trustees and employees of any of the Portfolios, investment managers or sub-advisers; and the spouses of and immediate family members of such eligible persons. "Immediate family members" means children, grandchildren, parents and grandparents.


    Any reduction or elimination in the amount or duration of the contingent deferred sales charge will not discriminate unfairly between purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

    WITHDRAWAL WITHOUT SURRENDER CHARGE. In each calendar year, including the calendar year in which the Contract is issued, the Company will waive the contingent deferred sales charge, if any, on an amount ("Withdrawal Without Surrender Charge") equal to the greater of (1) or (2):

    Where (1) is:

    15% of the Accumulated Value as of the Valuation Date coincident with or next following the date of receipt of the request for withdrawal, reduced by the total amount of any prior withdrawals made in the same calendar year to which no contingent deferred sales charge was applied.

    Where (2) is:

    The amount calculated under the Company's life expectancy distribution (see "LED Distributions," below) whether or not the withdrawal was part of such distribution (applies only if Annuitant is also an Owner)

    For example, an 81 year old Owner/Annuitant with an Accumulated Value of $15,000 would have a Free Withdrawal Amount of $2,250, which is equal to the greater of:

    (1)  15% of Accumulated Value ($2,250); or

    (2)  LED distribution of 10.2% of Accumulated Value ($1,530).


    The Withdrawal Without Surrender Charge will first be deducted from Cumulative Earnings. If the Withdrawal Without Surrender Charge exceeds Cumulative Earnings, the excess amount will be deemed withdrawn from payments not previously withdrawn on a last-in-first-out ("LIFO") basis. If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the contingent deferred sales charge, if any, until the entire Withdrawal Without Surrender Charge has been withdrawn. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment.


    LIVING BENEFITS RIDER. For a separate monthly charge, an optional Living Benefits Rider may be elected at the time of application for the Contract. Under this rider, the Surrender Charge will be waived if the Contract Owner (or the Annuitant if the Contract Owner is not a person), is:

    (a) admitted to a "medical care facility" after the issue date of the Contract and remains confined there until the later of one year after the issue date or 90 consecutive days;

    (b) first diagnosed by a licensed "physician" as having a "fatal illness" after the issue date of the Contract; or (c) commencing one year after issue of the Contract, is confined to a hospice or receives home health services, with certification from a licensed physician that the confinement to the hospice or receipt of home health care services is expected to continue until death.

    For purposes of the above provision, "medical care facility" means any state licensed facility (or, in a state that does not require licensing) a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting; "fatal illness" means a condition diagnosed by a licensed physician which is expected to result in death within two years of the diagnosis; and "physician" means a person other than the Owner, Annuitant or a member of one of their families who is state licensed to give medical care or treatment and is acting within the scope of that license.

    Where contingent deferred sales charges have been waived under either of the two situations discussed above, no additional payments under this Contract will be accepted.

    On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate of 0.05% is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction in Accumulation Units of the Subaccounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts, based on relative values.

    DISABILITY RIDER. For a separate monthly charge, an optional Disability Rider may be elected at the time of application for the Contract. Under this rider, the Surrender Charge will be waived if the Contract Owner (or the Annuitant if the Contract Owner is not a person), is physically disabled after the issue date of the Contract and before attaining age 65. The Company may require proof of continuing disability, including written confirmation of receipt and approval of any claim for Social Security Disability Benefits, and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

    Where contingent deferred sales charges have been waived under this rider, no additional payments under this Contract will be accepted.

    On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate of 0.05% is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction in Accumulation Units of the Subaccounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts, based on relative values.

    LED DISTRIBUTIONS. Prior to the Annuity Date a Contract Owner who is also the Annuitant may elect to make a series of systematic withdrawals from the Contract according to a life expectancy distribution ("LED") option, by returning a properly signed LED request form to the Company's Principal Office. The LED option permits the Contract Owner to make systematic withdrawals from the Contract over his or her lifetime. The amount withdrawn from the Contract changes each year, because life expectancy changes each year that a person lives. For example, actuarial tables indicate that a person age 70 has a life expectancy of 16 years, but a person who attains age 86 has a life expectancy of another 6.5 years.

    If a Contract Owner elects the LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Contract Owner's then life expectancy. The numerator of the fraction is 1 (one) and the denominator of the fraction is the remaining life expectancy of the Contract Owner, as determined annually by the Company. The resulting fraction, expressed as a percentage, is applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Contract Owner may elect monthly, bimonthly, quarterly, semiannual, or annual distributions, and may terminate the LED option at any time. The Contract Owner may also elect to receive distributions under an LED option which is determined on the joint life expectancy of the Contract Owner and a beneficiary. The Company may also offer other systematic withdrawal options.

    If a Contract Owner makes withdrawals under the LED distribution prior to age 59 1/2, the withdrawals may be treated by the IRS as premature distributions from the Contract. The payments would then be taxed on an "income first" basis, and be subject to a 10% federal tax penalty. For more information, see "FEDERAL TAX CONSIDERATIONS," "B. Taxation of the Contracts in General." The LED will cease on the Annuity Date.

    SURRENDERS. In the case of a complete surrender, the amount received by the Contract Owner is equal to the entire Accumulated Value under the Contract, net of the applicable contingent deferred sales charge on New Payments, the Contract Fee and any applicable tax withholding and adjusted for any applicable Market Value Adjustment. Subject to the same rules applicable to withdrawals, the Company will not assess a contingent deferred sales charge on an amount equal to the greater of the Withdrawal Without Surrender Charge Amount, described above, or the life expectancy distribution, if applicable.

    Where a Contract Owner who is a trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the total Accumulated Value under the Contract to other contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable contingent deferred sales charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the valuation date on which a written, signed request is received at the Company's Principal Office.

    For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "Surrender" and
"Withdrawals" under "DESCRIPTION OF CONTRACT" and see "FEDERAL TAX CONSIDERATIONS."

    CHARGE AT THE TIME ANNUITY BENEFIT PAYMENTS BEGIN. If any commutable period certain option or a non-commutable period certain option for less than ten years is chosen, a contingent deferred sales charge will be deducted from the Accumulated Value of the Contract if the Annuity Date occurs at any time when the surrender charge would still apply had the Contract been surrendered on the Annuity Date. (See discussion of PERIOD CERTAIN VARIABLE ANNUITY under "I -- Description of Variable Annuity Options."

    No contingent deferred sales charge is imposed at the time of annuitization in any Contract year under an option involving a life contingency or for any non-commutable period certain option for 10 years or more. However, a Market Value Adjustment may apply. See "Guarantee Period Accounts."

    If an owner of a fixed annuity Contract issued by the Company wishes to elect a variable annuity option, the Company may permit such owner to exchange, at the time of annuitization, the fixed Contract for a Contract offered in this Prospectus. The proceeds of the fixed Contract, minus any contingent deferred sales charge applicable under the fixed Contract if a period certain option is chosen, will be applied towards the variable annuity option desired by the owner. The number of Annuity Units under the option will be calculated using the Annuity Unit values as of the 15th of the month preceding the Annuity Date.

F.  TRANSFER CHARGE.

    The Company currently makes no charge for processing transfers. The Company guarantees that the first twelve transfers in a Contract Year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract Year.

    The Contract Owner may have automatic transfers of at least $100 a month made on a periodic basis (a) to one or more of the Sub-Accounts from the Fixed Account or from the Sub-Accounts which invest in the Money Market Portfolio or the Government Securities Portfolio or (b) in order to reallocate or rebalance Contract Value among the Sub-Accounts. The first automatic transfer and all subsequent transfers of that request in the same contract year count as one transfer towards the twelve transfers which are guaranteed to be free of a transfer charge in each contract year. For more information, see "The Contract Transfer Privilege."

                          DESCRIPTION OF THE CONTRACT

    The Contracts are designed for use in connection with several types of retirement plans as well as for sale to individuals. Participants under such plans, as well as Contract Owners, Annuitants, and beneficiaries, are cautioned that the rights of any person to any benefits under such Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts.

    The Contracts offered by this Prospectus may be purchased from certain independent broker-dealers, including representatives of Allmerica Investments, Inc., the Principal Underwriter which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. ("NASD").

    Contract Owners may direct any inquiries to Annuity Customer Services, Allmerica Financial Life Insurance and Annuity Company, 440 Lincoln Street, Worcester, Massachusetts 01653 800-782-8380.

A.  PAYMENTS.

    The Company's underwriting requirements, which include receipt of the initial payment and allocation instructions by the Company at its Principal Office, must be met before a Contract can be issued. These requirements may also include the proper completion of an application; however, where permitted, the Company may issue a contract without completion of an application for certain classes of annuity contracts. Payments are to be made payable to the Company. A net payment is equal to the payment received less the amount of any applicable premium tax.

    The initial net payment will be credited to the Contract as of the date that all issue requirements are properly met. If all issue requirements are not complied with within five business days of the Company's receipt of the initial payment, the payment will be returned unless the Owner specifically consents to the holding of the initial payment until completion of any outstanding issue requirements. Subsequent payments will be credited as of the Valuation Date received at the Principal Office.

    Payments are not limited as to frequency and number, but there are certain limitations as to amount. Currently, the initial payment must be at least $2,000. Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $167. In all cases, each subsequent payment must be at least $100. Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a contract on the employee, if the plan's average annual contribution per eligible plan participant is at least $600. The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Portfolio.


    Generally, unless otherwise requested, all payments will be allocated among the accounts in the same proportion that the initial net payment is allocated, or, if subsequently changed, according to the most recent allocation instructions. However, to the extent permitted by state law, if the contract is issued as an IRA or is issued in Georgia, Idaho, Indiana, Michigan, Missouri, North Carolina, Oklahoma, Oregon, South Carolina, Texas, Utah, Washington and West Virginia, any portion of the initial net payment and of additional net payments received during the contracts's first 15 days measured from the date of issue, allocated to any Sub-Account and/or any Guarantee Period Account, will be held in the Money Market Portfolio until the end of the fifteen day period. Thereafter, these amounts will be allocated as requested.


    The Contract Owner may change allocation instructions for new payments pursuant to a written or telephone request. If telephone requests are elected by the Contract Owner, a properly completed authorization must be on file before telephone requests will be honored. The Company will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves by name and identify the Annuitant by name, date of birth and social security number. All transfer instructions by telephone are tape recorded.

B.  TRANSFER PRIVILEGE.

    At any time prior to the Annuity Date a Contract Owner may have amounts transferred among all accounts. Transfer values will be effected at the Accumulation Value next computed after receipt of the transfer order. The

Company will make transfers pursuant to written or telephone requests. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. In Oregon and Massachusetts, payments and transfers to the Fixed Account are subject to certain restrictions. See Appendix A.


    Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Sub-Account which invests in the Money Market Portfolio.

C.  DOLLAR COST AVERAGING AND AUTOMATIC REBALANCING OPTIONS.



    The Contract Owner may have automatic transfers of at least $100 a month made on a periodic basis (a) from the Sub-Accounts which invest in the Money Market Portfolio or the Government Securities Portfolio or from the Fixed Account to one or more of the other Sub-Accounts ("Dollar Cost Averaging") or
(b) in order to reallocate or rebalance Contract Value among the Sub-Accounts ("Automatic Rebalancing Option"). The first automatic transfer and all subsequent transfers of that request in the same contract year count as one transfer towards the twelve transfers which are guaranteed to be free of a transfer in each contract year.



    Currently, the Company makes no charge for transfers. The first twelve (12) transfers in a Contract year are guaranteed to be free of any charge. For each subsequent transfer in a Contract year the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The Dollar Cost Averaging Option and the Automatic Rebalancing Option may not be in effect at the same time.



D.  SURRENDER.



    At any time prior to the Annuity Date, a Contract Owner may surrender the Contract and receive its Accumulated Value, less applicable charges and adjusted for any Market Value Adjustment ("Surrender Amount"). The Contract Owner must return the Contract and a signed, written request for surrender, satisfactory to the Company, to the Company's Principal Office. The amount payable to the Contract Owner upon surrender will be based on the Contract's Accumulated Value as of the Valuation Date on which the request and the Contract are received at the Company's Principal Office.


    Before the Annuity Date, a contingent deferred sales charge may be deducted when a Contract is surrendered if payments have been credited to the Contract during the last six full contract years. See "CHARGES AND DEDUCTIONS." The Contract Fee will be deducted upon surrender of the Contract.

    After the Annuity Date, only Contracts under which future annuity benefit payments are limited to a specified period (as specified in the Period Certain Annuity Option ) may be surrendered. The Surrender Amount is the commuted value of any unpaid installments, computed on the basis of the assumed interest rate incorporated in such annuity benefit payments. No contingent deferred sales charge is imposed after the Annuity Date.

    Any amount surrendered is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each separate account is not reasonably practicable.

    The right is reserved by the Company to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

    The surrender rights of Contract Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "FEDERAL TAX CONSIDERATIONS," "I. Public School Systems and Certain Tax Exempt Organizations" and "J. Texas Optional Retirement Program."

    For important tax consequences which may result from surrender, see "FEDERAL TAX CONSIDERATIONS."


E.  WITHDRAWALS.



    At any time prior to the Annuity Date, a Contract Owner may withdraw a portion of the Accumulated Value of his or her Contract, subject to the limits stated below. The Contract Owner must file a signed, written request for withdrawals, satisfactory to the Company, at the Company's Principal Office. The written request must indicate the dollar amount the Contract Owner wishes to receive and the accounts from which such amount is to be withdrawn. The contract value following the withdrawal will reflect an amount withdrawn equal to the amount requested by the Contract Owner plus any applicable contingent deferred sales charge, as described under "CHARGES AND DEDUCTIONS." In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under "GUARANTEE PERIOD ACCOUNTS."


    Where allocations have been made to more than one account, a percentage of the withdrawal may be allocated to each such account. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn, computed as of the Valuation Date that the request is received at the Company's principal office.

    Each withdrawal must be in a minimum amount of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000. Withdrawals will be paid in accordance with the time limitations described under "Surrender."

    After the Annuity Date, only Contracts under which future variable annuity benefit payments are limited to a specified period may be withdrawn. A withdrawal after the Annuity Date will result in cancellation of a number of Annuity Units equivalent in value to the amount withdrawn.

    For important restrictions on withdrawals which are applicable to Contract Owners who are participants under Section 403(b) plans or under the Texas ORP, see "FEDERAL TAX CONSIDERATIONS," "I. Public School Systems and Certain Tax Exempt Organizations" and "J. Texas Optional Retirement Program."

    For important tax consequences which may result from withdrawals, see "FEDERAL TAX CONSIDERATIONS."


F.  DEATH BENEFIT.


    If the Annuitant dies (or a Contract Owner predeceases the Annuitant) prior to the Annuity Date while the Contract is in force, the Company will pay the Beneficiary a Death Benefit, except where the Contract continues as provided in "F. THE SPOUSE OF THE CONTRACT OWNER AS BENEFICIARY."

    STANDARD DEATH BENEFIT. Upon death of the Annuitant (including an Owner who is also the Annuitant), the standard Death Benefit is equal to the greater of

    (a) the Accumulated Value under the Contract increased for any positive Market Value Adjustment, or

    (b) the  sum  of  the  gross  payments  reduced  proportionately  to reflect withdrawals. For each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal multiplied by the withdrawal amount and divided by the Accumulated Value immediately prior to the withdrawal.

    ENHANCED DEATH BENEFIT RIDER. At the time of application for the Contract, the Contract Owner may elect an optional Enhanced Death Benefit Rider. Under the Enhanced Death Benefit Rider, if the annuitant dies before the Annuity Date, the Death Benefit will be the greatest of

    (a) the Accumulated Value increased by any positive Market Value Adjustment; or

    (b) gross payments accumulated daily at an annual rate of 5%, starting on the Valuation Date of each payment, reduced proportionately to reflect withdrawals. For each withdrawal, the proportionate reduction is calculated as the Death Benefit under this option immediately prior to the withdrawal multiplied by the withdrawal amount and divided by the Accumulated Value immediately prior to the withdrawal; or

    (c) the Death Benefit that would have been payable on the most recent contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.

    A separate charge is made for an optional Enhanced Death Benefit Rider. On the last day of each month and on the date the Rider is terminated, a charge equal to 1/12th of an annual rate of 0.25% is made against the Accumulated Value of the Contract at that time. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts.

    Under either Death Benefit, if an Owner who is not also the Annuitant dies before the Annuity Date, the Death Benefit will be the Accumulated Value increased by any positive Market Value Adjustment. The Death Benefit will never be reduced by a negative Market Value Adjustment.

    PAYMENT OF DEATH BENEFIT. The Death Benefit will generally be paid to the Beneficiary in one sum within 7 days of the receipt of due proof of death unless the Owner has specified a Death Benefit annuity option. Instead, the Beneficiary may, by Written Request, elect to:

    (a) defer distribution of the Death Benefit for a period no more than 5 years from the date of death; or

    (b) receive a life annuity or an annuity for a period certain not extending beyond the Beneficiary's life expectancy. Annuity benefit payments must begin within one year from the date of death.

    If distribution of the Death Benefit is deferred under (a) or (b), any value in the Guarantee Period Accounts will be transferred to the Sub-Account investing in the Money Market Portfolio. The excess, if any, of the Death Benefit over the Accumulated Value will also be added to the Money Market Portfolio. The Beneficiary may, by Written Request, effect transfers and withdrawals during the deferral period and prior to annuitization under (b), but may not make additional payments. If there are multiple Beneficiaries, the consent of all is required.

    If the Annuitant's death occurs on or after the Annuity Date but before the completion of all guaranteed annuity benefit payments, any unpaid amounts or installments will be paid to the Beneficiary. The Company must pay the remaining payments at least as rapidly as under the payment option in effect on the date of the Annuitant's death.

    With respect to any Death Benefit, the Accumulated Value under the Contract will be based on the unit values next computed after due proof of the Annuitant's death has been received at the Company's Principal Office. If the beneficiary elects to receive the Death Benefit in one sum, the Death Benefit will be paid within seven business days. If the beneficiary has not elected an annuity option within one year from the date notice of death is received by the Company, the Company will pay the Death Benefit in one sum. The Death Benefit will reflect any earnings or losses experienced during the period and any withdrawals.


G.  THE SPOUSE OF THE CONTRACT OWNER AS BENEFICIARY.


    The Contract Owner's spouse, if named as the sole primary beneficiary, may by written request continue the Contract in lieu of receiving the amount payable upon death of the Contract Owner. Upon such election, the spouse will become the Owner and Annuitant subject to the following: (a) any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account; (b) the excess, if any, of the Death Benefit over the Contract's Accumulated Value will also be added to the Money Market Sub-Account. Additional payments may be made; however, a surrender charge will apply to these amounts. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of such new Contract Owner will not be entitled to continue the Contract upon such new Owner's death.


H.  ASSIGNMENT.


    The Contracts, other than those sold in connection with certain qualified plans, may be assigned by the Contract Owner at any time prior to the Annuity Date and while the Annuitant is alive (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Contract Owner in full settlement of all liability under the Contract. The interest of the Contract Owner and of any beneficiary will be subject to any assignment.


I.  ELECTING THE FORM OF ANNUITY AND THE ANNUITY DATE.


    Subject to certain restrictions described below, the Contract Owner has the right (1) to select the annuity option under which annuity benefit payments are to be made, and (2) to determine whether payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. Annuity benefit payments are determined according to the annuity tables in the Contract, by the annuity option selected, and by the investment performance of the Account(s) selected.

    To the extent a fixed annuity payout is selected, Accumulated Value will be transferred to the Fixed Account of the Company, and the annuity benefit payments will be fixed in amount. See APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

    Under a variable annuity, a payment equal to the value of the fixed number of Annuity Units in the Sub-Account(s) is made monthly, quarterly, semiannually or annually. Since the value of an Annuity Unit in a Sub-Account will reflect the investment performance of the Sub-Account, the amount of each annuity benefit payment will vary.

    The annuity option selected must produce an initial payment of at least $50 (a lower amount may be required in some states). The Company reserves the right to increase this minimum amount. If the annuity option(s) selected does not produce an initial payment which meet this minimum, a single payment will be made. Once the

Company begins making annuity benefit payments, the Annuitant cannot make withdrawals or surrender the annuity benefit, except in the case where future annuity benefit payments are limited to a "period certain." Only beneficiaries entitled to receive remaining payments for a "'period certain" may elect to instead receive a lump sum settlement.

    The Annuity Date is selected by the Contract Owner. To the extent permitted in your state, the Annuity Date may be the first day of any month (a) before the Annuitant's 85th birthday, if the Annuitant's age at the date of issue of the Contract is 75 or under, or (b) within 10 years from the date of issue of the Contract and before the Annuitant's 90th birthday, if the Annuitant's age at the date of issue is between 76 and 90. The Contract Owner may elect to change the Annuity Date by sending a request to the Company's Principal Office at least one month before the new Annuity date. The new Annuity Date must be the first day of any month occurring before the Annuitant's 90th birthday and must be within the life expectancy of the Annuitant. The Company shall determine such life expectancy at the time a change in Annuity Date is requested. The Internal Revenue Code and the terms of qualified plans impose limitations on the age at which annuity benefit payments may commence and the type of annuity option selected. See "FEDERAL TAX CONSIDERATIONS" for further information.

    If the Contract Owner does not elect otherwise, a variable life annuity with periodic payments for 10 years guaranteed will be purchased. Changes in either the Annuity Date or annuity option can be made up to one month prior to the Annuity Date.


J.  DESCRIPTION OF VARIABLE ANNUITY OPTIONS.



    The Company provides the variable annuity options described below. Currently, Variable annuity options may be funded through the Sub-Accounts investing in the Investment Grade Bond, Value+Growth, Horizon 10+ and Horizon 5 Portfolios. The Company also provides these same options funded through the Fixed Account (fixed-amount annuity option). Regardless of how payments were allocated during the accumulation period, any of the variable annuity options or the fixed-amount options may be selected, or any of the variable annuity options may be selected in combination with any of the fixed-amount annuity options. Other annuity options may be offered by the Company.


    VARIABLE LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS. This variable annuity is payable periodically during the lifetime of the payee with the guarantee that if the payee should die before all payments have been made, the remaining annuity benefit payments will continue to the beneficiary.

    VARIABLE LIFE ANNUITY PAYABLE PERIODICALLY DURING THE LIFETIME OF THE PAYEE ONLY. It would be possible under this option for the Annuitant to receive only one annuity benefit payment if the Annuitant dies prior to the due date of the second annuity benefit payment, two annuity benefit payments if the Annuitant dies before the due date of the third annuity benefit payment, and so on. However, payments will continue during the lifetime of the payee, no matter how long the payee lives.

    UNIT REFUND VARIABLE LIFE ANNUITY. This is an annuity payable periodically during the lifetime of the payee with the guarantee that if (1) exceeds (2) then periodic variable annuity benefit payments will continue to the beneficiary until the number of such payments equals the number determined in (1).

    Where: (1) is the dollar amount of the Accumulated Value divided by the dollar amount of the first payment, and

              (2) is the number of payments paid prior to the death of the payee,

    JOINT AND SURVIVOR VARIABLE LIFE ANNUITY -- This variable annuity is payable jointly to two payees during their joint lifetime, and then continues thereafter during the lifetime of the survivor. The amount of each payment to the survivor is based on the same number of Annuity Units which applied during the joint lifetime of the two payees. One of the payees must be either the person designated as the Annuitant in the Contract or the beneficiary. There is no minimum number of payments under this option.

    JOINT AND TWO-THIRDS SURVIVOR VARIABLE LIFE ANNUITY -- This variable annuity is payable jointly to two payees during their joint lifetime, and then continues thereafter during the lifetime of the survivor. However, the amount of each periodic payment to the survivor is based upon two-thirds of the number of Annuity Units which applied during the joint lifetime of the two payees. One of the payees must be the person designated as the Annuitant in the Contract or the beneficiary. There is no minimum number of payments under this option.

    PERIOD CERTAIN VARIABLE ANNUITY -- This variable annuity has periodic payments for a stipulated number of years ranging from one to thirty. This option may be commutable, that is, the payee reserves the right to receive a lump sum in place of installments, or it becomes non-commutable. The payee must reserve this right at the time benefits begin.

    It should be noted that the Period Certain Option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made. Although not contractually required to do so, the Company currently follows a practice of permitting persons receiving payments under the Period Certain Option to elect to convert to a variable annuity involving a life contingency. The Company may discontinue or change this practice at any time, but not with respect to election of the option made prior to the date of any change in this practice. See "FEDERAL TAX CONSIDERATIONS" for a discussion of the possible adverse tax consequences of selecting a Period Certain Option.


K.  NORRIS DECISION.


    In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on the greater of (1) the Company's unisex Non-Guaranteed Current Annuity Option Rates or (2) the guaranteed unisex rates described in such Contract, regardless of whether the Annuitant is male or female.


L.  COMPUTATION OF VALUES AND ANNUITY BENEFIT PAYMENTS.


    THE ACCUMULATION UNIT. Each net payment is allocated to the account(s) selected by the Contract Owner. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the net payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date the payment is received in good order at the Company's Principal Office. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account and will reflect the investment performance, expenses and charges of its Portfolios. The value of an Accumulation Unit was set at $1.00 on the first Valuation Date for each Sub-Account.

    Allocations to Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See Appendix B.

    The Accumulated Value under the Contract is determined by (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date, (2) adding the products, and (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

    NET INVESTMENT FACTOR. The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result from dividing (a) by (b) and subtracting (c) and (d) where:

        (a) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

        (b) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

        (c) is a charge for mortality and expense risks equal to 0.95% on an annual basis of the daily value of the Sub-Account's assets, and

        (d) is an administrative charge of 0.15% on an annual basis of the daily value of the Sub-Account's assets.

    The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.


    For an illustration of Accumulation Unit calculation using a hypothetical example see "ANNUITY PAYMENTS" in the SAI.


    THE ANNUITY UNIT. On and after the Annuity Date the Annuity Unit is a measure of the value of the Annuitant's monthly annuity benefit payments under a variable annuity option. The value of an Annuity Unit in each Sub-Account initially was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of such unit on the immediately preceding Valuation Date, multiplied by the product of (1) the net investment factor of the Sub-Account for the current Valuation Period and (2) a factor to adjust benefits to neutralize the assumed interest rate. The assumed interest rate, discussed below, is incorporated in the variable annuity options offered in the Contract.


    DETERMINATION OF THE FIRST AND SUBSEQUENT ANNUITY BENEFIT PAYMENTS. The first periodic annuity benefit payment is based upon the Accumulated Value as of a date not more than four weeks preceding the date that the first annuity benefit payment is due. Variable annuity benefit payments are due on the first of a month, which is the date the payment is to be received by the annuitant, and are currently based on unit values as of the 15th day of the preceding month.


    The Contract provides annuity rates which determine the dollar amount of the first periodic payment under each form of annuity for each $1,000 of applied value. For Life Option and Noncommutable Period Certain Options of 10 or more years, the annuity value is the Accumulated Value less any premium taxes and adjusted for any Market Value Adjustment. For commutable period certain options or any period certain option less than 10 years, the value is surrender value less any premium tax. For a Death Benefit annuity, the annuity value will be the amount of the Death Benefit. The annuity rates in the Contract are based on a modification of the 1983(a) Individual Mortality Table.

    The amount of the first monthly payment depends upon the form of annuity selected, the sex (however, see "K. NORRIS Decision") and age of the Annuitant and the value of the amount applied under the annuity option. The variable annuity options offered by the Company are based on a 3 1/2% assumed interest rate. Variable payments are affected by the assumed interest rate used in calculating the annuity option rates. Variable annuity benefit payments will increase over periods when the actual net investment result of the
Sub-Account(s) funding the annuity exceeds the equivalent of the assumed interest rate for the period. Variable annuity benefit payments will decrease over periods when the actual net investment result of the respective Sub-Account is less than the equivalent of the assumed interest rate for the period.


    The dollar amount of the first periodic annuity benefit payment under life annuity options and non-commutable period certain options of 10 years or more is determined by multiplying (1) the Accumulated Value applied under that option (after application of any Market Value Adjustment and less premium tax, if any) divided by $1,000, by (2) the applicable amount of the first monthly payment per $1,000 of value. For commutable period certain options and any period certain option of less than 10 years, the Surrender Value less premium taxes, if any, is used rather than the Accumulated Value. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed under all annuity options except the joint and two-thirds survivor annuity option. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity unit on the applicable Valuation Date.

    After the first benefit payment, the dollar amount of each periodic variable annuity benefit payment will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s). The dollar amount of each fixed amount annuity benefit payment is fixed and will not change, except under the joint and two-thirds survivor annuity option.

    The Company may from time to time offer its Contract Owners both fixed and variable annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Contract Owners of the same class.


    For an illustration of variable annuity benefit payment calculation using a hypothetical example, see "ANNUITY PAYMENTS" in the SAI.


                           GUARANTEE PERIOD ACCOUNTS

    Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the Securities Act of 1933 or the Investment Company Act of 1940. Accordingly, the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this annuity Contract or any benefits offered under these accounts may be subject to the provisions of the Securities Act of 1933 relating to the accuracy and completeness of statements made in the Prospectus.

    INVESTMENT OPTIONS. In most jurisdictions, there are currently nine Guarantee Periods available under this Contract with durations of two, three, four, five, six, seven, eight, nine and ten years. Each Guarantee Period Account established for the Contract Owner is accounted for separately in a non-unitized segregated account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time-to-time by the Company in accordance with market conditions; however, once an interest rate is in effect for a Guarantee Period Account, the Company may not change it during the duration of the Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%.

    To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract was initially issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

    Contract Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. (In Oregon and Massachusetts, payments and transfers to the Fixed Account are subject to certain restrictions. See Appendix A.) Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Contract Owner allocates or transfers amounts to a Guarantee Period Account except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Money Market Portfolio. The Contract Owner may allocate amounts to any of the Guarantee Periods available.


    At least 45 days, but not more than 75 days prior to the end of a Guarantee Period, the Company will notify the Contract Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value will be automatically applied to a new Guarantee Period Account with the same duration unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Money Market Portfolio. Where amounts have been automatically renewed in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.


    MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or a surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a Death Benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the Death Benefit when based on the Contract's Accumulated Value. See "Death Benefit". A Market Value Adjustment will apply to all other transfers, withdrawals, or a surrender. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:


                             [(1+i)/(1+j)]n/365 -1


where:

        i is  the Guaranteed Interest Rate expressed  as a decimal (for example:
          3% = 0.03) being credited to the current Guarantee Period;

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
        j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

        n is the number of days remaining from the Effective Valuation Date to the end of the current Guarantee Period.

    If the Guaranteed Interest Rate being credited is lower than the new Guaranteed Interest Rate, the Market Value Adjustment will decrease the Guarantee Period Account value. Similarly, if the Guaranteed Interest Rate being credited is higher than the new Guaranteed Interest Rate, the Market Value Adjustment will increase the Guarantee Period Account value. The Market Value Adjustment will never result in a change to the value more than the interest earned in excess of the Minimum Guarantee Period Account Interest Rate (see Specifications page) compounded annually from the beginning of the current Guarantee Period. For examples of how the Market Value Adjustment works, See Appendix B.


    PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, in order to ensure that on the last day of the Guarantee Period it will equal the amount of the entire initial payment. The required amount will then be allocated to the pre-selected Guarantee Period Account and the balance of the initial payment will be allocated among the other investment options selected by the Owner as described in "A. Payments."


    WITHDRAWALS. Prior to the Annuity Date, the Contract Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "Withdrawals" and "Surrender." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: a) a Market Value Adjustment will apply to all withdrawals, including Withdrawals without Surrender Charge, unless made at the end of the Guarantee Period; and b) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

    In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable. If a Contingent Deferred Sales Charge applies to the withdrawal, it will be calculated as set forth under "Contingent Deferred Sales Charge" after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS

    The effect  of  federal  income  taxes  on  the  value  of  a  Contract,  on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Contract Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the Internal Revenue Service (IRS).

    IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER SHOULD ALWAYS BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

    The Company intends to make a charge for any effect which the income, assets, or existence of the Contracts, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners and with respect to each separate account as though that separate account were a separate taxable entity.

    The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"). The Company files a consolidated tax return with its affiliates.

    The Internal Revenue Service has issued regulations relating to the diversification requirements for variable annuity and variable life insurance contracts under Section 817(h) of the Code. The regulations provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. If the investments are not adequately diversified, the income on a contract, for any taxable year of the Contract Owner, would be treated as ordinary income received or accrued by the Contract Owner. It is anticipated that the Portfolios will comply with the diversification requirements.

A.  QUALIFIED AND NON-QUALIFIED CONTRACTS.

    From a federal tax viewpoint there are two types of variable annuity Contracts, "qualified" Contracts and "non-qualified" Contracts. A qualified Contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, 408, or 457 of the Code, while a non-qualified Contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified Contract or a non-qualified Contract. For more information on the tax provisions applicable to qualified Contracts, see Sections D through J, below.

B.  TAXATION OF THE CONTRACTS IN GENERAL.

    The Company believes that the Contracts described in this Prospectus will, with certain exceptions (see K below), be considered annuity contracts under
Section 72 of the Code. This section provides for the taxation of annuities. The following discussion concerns annuities subject to Section 72. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same Contract Owner during the same calendar year be treated as a single contract in determining taxable distributions under Section 72(e).

    With certain exceptions, any increase in the Accumulated Value of the Contract is not taxable to the Contract Owner until it is withdrawn from the Contract. If the Contract is surrendered or amounts are withdrawn prior to the Annuity Date, withdrawal of any investment gain in value over the cost basis of the Contract would be taxed as ordinary income. Under the current provisions of the Code, amounts received under a non-qualified Contract prior to the Annuity Date (including payments made upon the death of the Annuitant or Contract Owner), or as non-periodic payments after the Annuity Date, are generally first attributable to any investment gains credited to the Contract over the taxpayer's basis (if any) in the Contract. Such amounts will be treated as income subject to federal income taxation.

    A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed after age 59 1/2, or if the withdrawal follows the death of the Contract Owner (or, if the Contract Owner is not an individual, the death of the primary Annuitant, as defined in the Code), or in the case of the "total disability" (as defined in the Code) of the Owner. Furthermore, under Section 72 of the Code, this penalty tax will not be imposed, irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee. This requirement is met when the Contract Owner elects to have distributions made over the Contract Owner's life expectancy, or over the joint life expectancy of the Contract Owner and beneficiary. The requirement that the amount be paid out as one of a series of "substantially equal" periodic payments is met when the number of units withdrawn to make each distribution is substantially the same.

    In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy (such as under the Contract's life expectancy distribution ("LED") option), and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions were therefore subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to a Contract Owner who receives distributions under the LED option prior to age 59 1/2. Subsequent private letter rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

    If the Contract Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Contract Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to the excess, if any, of the Surrender Value of the Contract over the Contract Owner's cost basis at the time of the transfer. The transfer is also subject to federal gift tax provisions. Where the Contract Owner and Annuitant are different persons, the change of ownership of the Contract to the Annuitant on the Annuity Date, as required under the Contract, is a gift and will be taxable to the Contract Owner as such; however, the Contract Owner will not incur taxable income. Instead, the Annuitant will incur taxable income upon receipt of annuity benefit payments as discussed below.

    When annuity benefit payments are commenced under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion is generally determined by a formula that establishes the ratio that the cost basis of the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all cost basis in the Contract is recovered, the entire payment is taxable. If the Annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Annuitant's final tax return.

C.  TAX WITHHOLDING AND PENALTIES.

    The Code requires withholding with respect to payments or distributions from nonqualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

    In certain situations, the Code provides for a tax penalty if, prior to death, disability or attainment of age 59 1/2, a Contract Owner makes a withdrawal or receives any amount under the Contract, unless the distribution is in the form of a life annuity (including life expectancy distributions). The penalty is 10% of the amount includible in income by the Contract Owner.

    The tax treatment of certain withdrawals or surrenders of the non-qualified Contracts offered by this Prospectus will vary according to whether the amount withdrawn or surrendered is allocable to an investment in the Contract made before or after certain dates.

D.  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS.

    The tax rules applicable to qualified employer plans, as defined by the Code, vary according to the type of plan and the terms and conditions of the plan itself. Therefore, the following is general information about the use of the Contracts with various types of qualified plans. The rights of any person to any benefits under such qualified plans will be subject to the terms and conditions of the qualified plans themselves regardless of the terms and conditions of the Contract.

    A loan to a participant or beneficiary from plans qualified under Sections 401 and 403 or an assignment or pledge of an interest in such a plan is generally treated as a distribution. This general rule does not apply to loans which contain certain repayment terms and do not exceed a specified maximum amount, as required under Section 72(p).

E. QUALIFIED EMPLOYEE PENSION AND PROFIT SHARING TRUSTS AND QUALIFIED ANNUITY PLANS.

    When an employee (including a self-employed individual) or one or more of the employee's beneficiaries receives a "lump sum" distribution (a distribution from a qualified plan described in Code Section 401(a) within one taxable year equal to the total amount payable with respect to such an employee) the taxable portion of such distribution may qualify for special treatment under a special five-year income averaging provision of the Code. The employee must have had at least 5 years of participation under the plan, and the lump sum distribution must be made after the employee has attained age 59 1/2 or on account of his or her death, separation from the employer's service (in the case of a common-law employee) or disability (in the case of a self-employed individual). Such treatment can be elected for only one taxable year once the individual has reached age 59 1/2. An employee who attained age 50 before January 1, 1986 may elect to treat part of the taxable portion of a lump-sum distribution as long-term capital gains and may also elect 10-year averaging instead of five-year averaging.

    The Company can provide prototype plans for certain of the pension or profit sharing plans for review by your legal counsel. For information, ask your financial representative.

F.  SELF-EMPLOYED INDIVIDUALS

    The Self-Employed Individuals Tax Retirement Act of 1962, as amended, frequently referred to as "H.R. 10", allows self-employed individuals and partners to establish qualified pension and profit sharing trusts and annuity plans to provide benefits for themselves and their employees.

    These plans generally are subject to the same rules and requirements applicable to corporate qualified plans, with some special restrictions imposed on "owner-employees." An "owner-employee" is an employee who (1) owns the entire interest in an unincorporated trade or business, or (2) owns more than 10% of either the capital interest or profits interest in a partnership.

G.  INDIVIDUAL RETIREMENT ACCOUNT PLANS

    Any  individual  who  earns  "compensation"  (as  defined  in  the  Code and including alimony payable under a court decree) from employment or self-employment, whether or not he or she is covered by another qualified plan, may establish an Individual Retirement Account or Annuity plan ("IRA") for the accumulation of retirement savings on a tax-deferred basis. Income from investments is not included in "compensation." The assets of an IRA may be invested in, among other things, annuity Contracts including the Contracts offered by this Prospectus.

    Contributions to the IRA may be made by the individual or on behalf of the individual by an employer. IRA contributions may be deductible up to the lesser of (1) $2,000 or (2) 100% of compensation. The deduction is reduced proportionately for adjusted gross income between $40,000 and $50,000 (between $25,000 and $35,000 for unmarried taxpayers and between $0 and $10,000 for a married taxpayer filing separately) if the taxpayer and his or her spouse file a joint return and either is an active participant in an employer sponsored retirement plan.


    An individual and a working spouse each may have an IRA with the above-described limit on each. For the 1996 tax year an individual with an IRA may establish an additional IRA for a non-working spouse if they file a joint return. Contributions to the two IRAs together are deductible up to the lesser of $2,250 or 100% of compensation. Effective for the 1997 tax year and thereafter, an individual may establish a spousal IRA if the spouse's compensation is less than the individual's and they file a joint return. The maximum contributions to the two IRA's is the lesser of $4,000 or 100% of combined income.


    No deduction is allowed for contributions made for the year in which the individual attains age 70 1/2 and years thereafter. Contributions for that year and for years thereafter will result in certain adverse tax consequences.

    Non-deductible contributions may be made to IRAs until the year in which the individual attains age 70 1/2. Although these contributions may not be deducted, taxes on their earnings are deferred until the earnings are distributed. The maximum permissible non-deductible contribution is $2,000 for an individual taxpayer and $2,250 for a taxpayer and non-working spouse. These limits are reduced by the amount of any deductible contributions made by the taxpayer.

    Contributions may be made with respect to a particular year until the due date of the individual's federal income tax return for that year, not including extensions. However, for reporting purposes, the Company will regard contributions as being applicable to the year made unless it receives notice to the contrary.

    All annuity benefit payments and other distributions under an IRA will be taxed as ordinary income unless the owner has made non-deductible contributions. In addition, a minimum level of distributions must begin no later than April 1 following the year in which the individual attains age 70 1/2, and failure to make adequate distributions at this time may result in certain adverse tax consequences to the individual.

    Distributions from all of an individual's IRAs are treated as if they were a distribution from one IRA and all distributions during the same taxable year are treated as if they were one distribution. An individual who makes a non-deductible contribution to an IRA or receives a distribution from an IRA during the taxable year must provide certain information on the individual's tax return to enable the IRS to determine the proportion of the IRA balance which represents non-deductible contributions. If the required information is provided, that part of the amount withdrawn which is proportionate to the individual's aggregate non-deductible contributions over the aggregate balance of all of the individual's IRAs, is excludable from income.

    Distributions which are a return of a non-deductible contribution are non-taxable, as they represent a return of basis. If the required information is not provided to the IRS, distributions from an IRA to which both deductible and non-deductible contributions have been made are presumed to be fully taxable.

H.  SIMPLIFIED EMPLOYEE PENSIONS.


    Employers  may establish  Simplified Employee  Pensions ("SEPs")  under Code
Section 408(k) if certain requirements are met. A SEP is an IRA to which the employer contributes under a written formula. Currently, a SEP may accept employer contributions each year up to $30,000 or 15% of compensation (as defined), whichever is less. To establish SEPs the employer must make a contribution for every employee age 21 and over who has performed services for the employer for at least three of the five immediately preceding calendar years and who has earned at least $300 for the year. SEP contributions for employees over age 70 1/2 are permissible.


    The employer's contribution is excluded from the employee's gross income for the taxable year for which it was made up to the $30,000/15% limit. In addition to the employer's contribution, the employee may contribute 100% of the employee's earned income, up to $2,000, to the SEP, but such contributions will be subject to the rules described above in "G. Individual Retirement Account Plans."


    These plans are subject to the general employer's deduction limitations applicable to all corporate qualified plans.


I.  PUBLIC SCHOOL SYSTEMS AND CERTAIN TAX-EXEMPT ORGANIZATIONS.

    Under the provisions of Section 403(b) of the Code, payments made for annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that the aggregate payments for such annuity Contracts in any year do not exceed the maximum contribution permitted under the Code.

    A Contract qualifying under Section 403(b) of the Code must provide that withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) may not begin before the employee attains age 59 1/2, separates from service, dies, or becomes disabled. In the case of hardship a Contract Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% penalty tax as a premature distribution, in addition to income tax. The distribution restrictions are effective for years beginning after December 31, 1988, but only with respect to amounts that were not held under the Contract as of that date.

J.  TEXAS OPTIONAL RETIREMENT PROGRAM.

    Under a Code Section 403(b) annuity contract issued as a result of participation in the Texas Optional Retirement Program, distributions may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These restrictions are imposed by reason of an opinion of the Texas Attorney General interpreting the Texas laws governing the Optional Retirement Program.

K.  SECTION 457 PLANS FOR STATE GOVERNMENTS AND TAX-EXEMPT ENTITIES.

    Code  Section  457  allows  employees  of  a  state,  one  of  its political subdivisions, or certain tax-exempt entities to participate in eligible government deferred compensation plans. An eligible plan, by its terms, must not allow deferral of more than $7,500 or 33 1/3% of a participant's includible compensation for the taxable year, whichever is less. Includible compensation does not include amounts excludable under the eligible deferred compensation plan or amounts paid into a Code Section 403(b) annuity. The amount a participant may defer must be reduced dollar-for-dollar by elective deferrals under a SEP, 401(k) plan or a deductible employee contribution to a 501(c)(18) plan. Under eligible deferred compensation plans the state, political subdivision, or tax-exempt entity will be owner of the Contract.

    If an employee also participates in another eligible plan or contributes to a Code Section 403(b) annuity, a single limit of $7,500 will be applied for all plans. Additionally, the employee must designate how much of the $7,500 or 33 1/3% limitation will be allocated among the various plans. Contributions to an eligible plan will serve to reduce the maximum exclusion allowance for a Code
Section 403(b) annuity. Amounts received by employees under such plans generally are includible in gross income in the year of receipt.

L.  NON-INDIVIDUAL OWNERS.

    Non-individual Owners (e.g., a corporation) of deferred annuity contracts generally will be currently taxed on any increase in the cash surrender value of the deferred annuity attributable to contributions made after February 28, 1986. This rule does not apply to immediate annuities or to deferred annuities held by a qualified pension plan, an IRA, a 403(b) plan, estates, employers with respect to terminated pension plans, or a nominee or agent holding a contract for the benefit of an individual. Corporate-owned annuities may result in exposure to the alternative minimum tax, to the extent that income on the annuities increases the corporation's adjusted current earnings.

                                    REPORTS

    A Contract Owner is sent a report semi-annually which states certain financial information about the Portfolios. The Company will also furnish an annual report to the Contract Owner containing a statement of his or her account, including unit values and other information as required by applicable law, rules and regulations.

                        LOANS (QUALIFIED CONTRACTS ONLY)

    Loans are available to owners of TSA contracts (i.e. contracts issued under Section 403(b) of the Internal Revenue Code) and to contracts issued to plans qualified under Sections 401(a) and 401(k) of the Code. Loans are subject to provisions of the Code and to applicable qualified retirement plan rules. Tax advisors and plan fiduciaries should be consulted prior to exercising loan privileges.

    Loaned amounts will first be withdrawn from Sub-Account and Fixed Account values on a pro-rata basis until exhausted. Thereafter, any additional amounts will be withdrawn from the Guarantee Period Accounts (pro-rata by duration and LIFO (last-in, first-out) within each duration), subject to any applicable Market Value Adjustments. The maximum loan amount will be determined under the Company's maximum loan formula. The minimum loan amount is $1,000. Loans will be secured by a security interest in the contract and the amount borrowed will be transferred to a loan asset account within the Company's General Account, where it will accrue interest at a specified rate below the then-current loan rate. Generally, loans must be repaid within five years or less and repayments must be made quarterly and in substantially equal amounts. Repayments will be allocated pro-rata in accordance with the most recent payment allocation, except that any allocations to a Guarantee Period Account will instead be allocated to the Money Market Portfolio.

                  CHANGES IN OPERATION OF THE VARIABLE ACCOUNT

    The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements to (1) transfer assets from any Separate Account or Sub-Account to another of the

Company's variable accounts or Sub-Accounts having assets of the same class, (2) to operate the variable account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law, (3) to deregister the  Variable Account  under  the 1940  Act  in accordance  with  the requirements of the 1940 Act, (4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account, (5) to change the methodology for determining the net investment factor, and (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described above be made without notice to Contract Owners in accordance with the 1940 Act.

                                  DISTRIBUTION

    The Contracts offered by the Prospectus may be purchased from certain independent broker-dealers, including representatives of Allmerica Investments, Inc. (the Principal Underwriter) which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. ("NASD").

    The Company pays commissions not to exceed 6.0% of payments to broker-dealers which sell the Contracts. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of contract value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services.

    The Company intends to recoup commissions and other sales expenses through a combination of anticipated contingent deferred sales charges and profits from the Company's General Account. Commissions paid on the Contracts, including additional incentives or payments, do not result in any additional charge to Contract Owners or to the Variable Account. Any contingent deferred sales charges assessed on a Contract will be retained by the Company.

    Contract Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, 800-782-8380.

                                 LEGAL MATTERS

    There are no legal proceedings pending to which the Variable Account is a party.

                              FURTHER INFORMATION

    A Registration Statement under the Securities Act of 1933 relating to this offering has been filed with the Securities and Exchange Commission. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the Commission's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

    Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account are not generally subject to regulation under the provisions of the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures regarding the fixed portion of the annuity contract and the Fixed Account may be subject to the provisions of the Securities Act of 1933 concerning the accuracy and completeness of statements made in the Prospectus. The disclosures in this APPENDIX A have not been reviewed by the Securities and Exchange Commission.

    The Fixed Account is made up of all of the general assets of the Company other than those allocated to the separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contracts, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

    If a Contract is surrendered, or if an Excess Amount is withdrawn, while the Contract is in force and before the Annuity Date, a contingent deferred sales charge is imposed if such event occurs before the payments attributable to the surrender or withdrawal have been credited to the Contract less than six full contract years.


    In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:


    If a Contract issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If a Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. If a Contract is issued on or after the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

    If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Money Market Portfolio.


    In Oregon, no payments to the Fixed Account will be permitted if a Contract is issued after the Annuitant's 81st birthday.

                                   APPENDIX B
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES

    FULL SURRENDER -- Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals and that the free withdrawal amount is equal to 15% of the current Account Value. The table below presents examples of the surrender charge resulting from a full surrender of the Contract Owner's Account, based on hypothetical Accumulated Values.

           HYPOTHETICAL       FREE         SURRENDER
 ACCOUNT    ACCUMULATED    WITHDRAWAL       CHARGE       SURRENDER
  YEAR         VALUE         AMOUNT       PERCENTAGE       CHARGE
---------  -------------  ------------  ---------------  ----------

        1     54,000.00       8,100.00            7%       3,213.00
        2     58,320.00       8,748.00            6%       2,974.32
        3     62,985.60       9,447.84            5%       2,500.00
        4     68,024.45      10,203.67            4%       2,000.00
        5     73,466.40      11,019.96            3%       1,500.00
        6     79,343.72      11,901.56            2%       1,000.00
        7     85,691.21      12,853.68            0%           0.00

    WITHDRAWAL -- Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume that the free withdrawal amount is equal to 15% of the current Account Value and there are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals from the Contract Owner's Account, based on hypothetical Accumulated Values.

           HYPOTHETICAL                     FREE         SURRENDER
 ACCOUNT    ACCUMULATED                  WITHDRAWAL       CHARGE        SURRENDER
  YEAR         VALUE       WITHDRAWAL      AMOUNT       PERCENTAGE       CHARGE
---------  -------------  ------------  ------------  ---------------  -----------
        1     54,000.00           0.00      8,100.00            7%           0.00
        2     58,320.00           0.00      8,748.00            6%           0.00
        3     62,985.60           0.00      9,447.84            5%           0.00
        4     68,024.45      30,000.00     10,203.67            4%         791.85
        5     41,066.40      10,000.00      6,159.96            3%         115.20
        6     33,551.72       5,000.00      5,032.76            2%           0.00
        7     30,835.85      10,000.00      4,625.38            0%           0.00

PART 2: MARKET VALUE ADJUSTMENT


The market value factor is:                   [(1+i)/(1+j)]n/365 -1


The following examples assume:

        1. The Payment was allocated to a ten year Guarantee Period Account with a guaranteed interest rate of 8%.
        2. The date of surrender is seven years (2555 days) from the expiration date.
        3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.
        4. No transfers or withdrawals affecting this Guarantee Period Account have been made.
        5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10


The market value factor     =  [(1+i)/(1+j)]n/365-1
                            =  [(1+.08)/(1+.10)]2555/365-1
                            =  (.98182)7-1
                            =  -.12054
The market value            =  the market value factor multiplied by the withdrawal
adjustment
                            =  -.12054X$62,985.60
                            =  -$7,592.11


POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07


The market value factor     =  [(1+i)/(1+j)]n/365-1
                            =  [(1+.08)/(1+.07)]2555/365-1
                            =  (1.0093)7-1
                            =  .06694
The market value            =  the market value factor multiplied by the withdrawal
adjustment
                            =  .06694X$62,985.60
                            =  $4,216.26


NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11


The market value factor     =  [(1+i)/(1+j)]n/365-1
                            =  [(1+.08)/(1+.11)]2555/365-1
                            =  (.97297)7-1
                            =  -.17454
The market value            =  Minimum of the market value factor multiplied by the
adjustment                     withdrawal or the negative of the excess interest earned
                               over 3%
                            =  Minimum of (-.17454X$62,985.60 or -$8,349.25)
                            =  Minimum of (-$10,993.51 or -$8,349.25)
                            =  -$8,349.25


POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 6.00% or 0.06


The market value factor     =  [(1+i)/(1+j)]n/365-1
                            =  [(1+.08)/(1+.06)]2555/365-1
                            =  (1.01887)7-1
                            =  .13981
The market value            =  Minimum of the market value factor multiplied by the
adjustment                     withdrawal or the excess interest earned over 3%
                            =  Minimum of (.13981X$62,985.60 or $8,349.25)
                            =  Minimum of ($8,806.02 or $8,349.25)
                            =  $8,349.25

                                   APPENDIX C
                               THE DEATH BENEFIT

PART 1 : DEATH OF THE ANNUITANT -- WITHOUT ENHANCED DEATH BENEFIT RIDER DEATH BENEFIT ASSUMING NO WITHDRAWALS

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                          HYPOTHETICAL
           HYPOTHETICAL      MARKET                                  HYPOTHETICAL
            ACCUMULATED       VALUE         DEATH         DEATH         DEATH
  YEAR         VALUE       ADJUSTMENT    BENEFIT (A)   BENEFIT (B)     BENEFIT
---------  -------------  -------------  ------------  ------------  ------------
        1     53,000.00          0.00       53,000.00     50,000.00     53,000.00
        2     53,530.00        500.00       54,030.00     50,000.00     54,030.00
        3     58,883.00          0.00       58,883.00     50,000.00     58,883.00
        4     52,994.70        500.00       53,494.70     50,000.00     53,494.70
        5     58,294.17          0.00       58,294.17     50,000.00     58,294.17
        6     64,123.59        500.00       64,623.59     50,000.00     64,623.59
        7     70,535.95          0.00       70,535.95     50,000.00     70,535.95
        8     77,589.54        500.00       78,089.54     50,000.00     78,089.54
        9     85,348.49          0.00       85,348.49     50,000.00     85,348.49
       10     93,883.34          0.00       93,883.34     50,000.00     93,883.34

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments reduced proportionately to reflect withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Death Benefits (a) or
(b).

DEATH BENEFIT ASSUMING WITHDRAWALS

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are withdrawals as detailed in the table below. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                                        HYPOTHETICAL
           HYPOTHETICAL                    MARKET                                  HYPOTHETICAL
            ACCUMULATED                     VALUE         DEATH         DEATH         DEATH
  YEAR         VALUE       WITHDRAWAL    ADJUSTMENT    BENEFIT (A)   BENEFIT (B)     BENEFIT
---------  -------------  ------------  -------------  ------------  ------------  ------------
        1     53,000.00           0.00         0.00       53,000.00     50,000.00     53,000.00
        2     53,530.00           0.00       500.00       54,030.00     50,000.00     55,125.00
        3      3,883.00      50,000.00         0.00        3,883.00      3,297.21      3,883.00
        4      3,494.70           0.00       500.00        3,994.70      3,297.21      3,297.21
        5      3,844.17           0.00         0.00        3,844.17      3,297.21      3,297.21
        6      4,228.59           0.00       500.00        4,728.59      3,297.21      4,728.59
        7      4,651.45           0.00         0.00        4,651.45      3,297.21      3,297.21
        8      5,116.59           0.00       500.00        5,616.59      3,297.21      5,616.59
        9      5,628.25           0.00         0.00        5,628.25      3,297.21      5,628.25
       10        691.07       5,000.00         0.00          691.07        368.05        691.07

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments reduced proportionately to reflect withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Death Benefits (a) or
(b).

PART 2: DEATH OF THE ANNUITANT -- WITH ENHANCED DEATH BENEFIT RIDER DEATH BENEFIT ASSUMING NO WITHDRAWALS

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                          HYPOTHETICAL
           HYPOTHETICAL      MARKET                                                HYPOTHETICAL
            ACCUMULATED       VALUE         DEATH         DEATH         DEATH         DEATH
  YEAR         VALUE       ADJUSTMENT    BENEFIT (A)   BENEFIT (B)   BENEFIT (C)     BENEFIT
---------  -------------  -------------  ------------  ------------  ------------  ------------
        1     53,000.00          0.00       53,000.00     52,500.00     50,000.00     53,000.00
        2     53,530.00        500.00       54,030.00     55,125.00     53,000.00     55,125.00
        3     58,883.00          0.00       58,883.00     57,881.25     55,125.00     58,883.00
        4     52,994.70        500.00       53,494.70     60,775.31     58,883.00     60,775.31
        5     58,294.17          0.00       58,294.17     63,814.08     60,775.31     63,814.08
        6     64,123.59        500.00       64,623.59     67,004.78     63,814.08     67,004.78
        7     70,535.95          0.00       70,535.95     70,355.02     67,004.78     70,535.95
        8     77,589.54        500.00       78,089.54     73,872.77     70,535.95     78,089.54
        9     85,348.49          0.00       85,348.49     77,566.41     78,089.54     85,348.49
       10     93,883.34          0.00       93,883.34     81,444.73     85,348.49     93,883.34

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments accumulated daily at 5%, reduced proportionately to reflect withdrawals.


Death Benefit (c) is the Death Benefit that would have been payable on the most recent contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.


The  Hypothetical Death Benefit is equal to  the greatest of Death Benefits (a),
(b), or (c).

DEATH BENEFIT ASSUMING WITHDRAWALS

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are withdrawals as detailed in the table below. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                                        HYPOTHETICAL
           HYPOTHETICAL                    MARKET                                                HYPOTHETICAL
            ACCUMULATED                     VALUE         DEATH         DEATH         DEATH         DEATH
  YEAR         VALUE       WITHDRAWAL    ADJUSTMENT    BENEFIT (A)   BENEFIT (B)   BENEFIT (C)     BENEFIT
---------  -------------  ------------  -------------  ------------  ------------  ------------  ------------
        1     53,000.00           0.00         0.00       53,000.00     52,500.00     50,000.00     53,000.00
        2     53,530.00           0.00       500.00       54,030.00     55,125.00     53,000.00     55,125.00
        3      3,883.00      50,000.00         0.00        3,883.00      3,816.94      3,635.18      3,883.00
        4      3,494.70           0.00       500.00        3,994.70      4,007.79      3,883.00      4,007.79
        5      3,844.17           0.00         0.00        3,844.17      4,208.18      4,007.79      4,208.18
        6      4,228.59           0.00       500.00        4,728.59      4,418.59      4,208.18      4,728.59
        7      4,651.45           0.00         0.00        4,651.45      4,639.51      4,728.59      4,728.59
        8      5,116.59           0.00       500.00        5,616.59      4,871.49      4,728.59      5,616.59
        9      5,628.25           0.00         0.00        5,628.25      5,115.07      5,616.59      5,628.25
       10        691.07       5,000.00         0.00          691.07        599.51        628.25        691.07

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments accumulated daily at 5%, reduced proportionately to reflect withdrawals.


Death Benefit (c) is the Death Benefit that would have been payable on the most recent contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.


The Hypothetical Death Benefit is equal  to the greatest of Death Benefits  (a),
(b), or (c).

PART 3: DEATH OF THE OWNER WHO IS NOT THE ANNUITANT

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals and that the Death Benefit Effective Annual Yield is equal to 5%. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                          HYPOTHETICAL
           HYPOTHETICAL      MARKET      HYPOTHETICAL
            ACCUMULATED       VALUE         DEATH
  YEAR         VALUE       ADJUSTMENT      BENEFIT
---------  -------------  -------------  ------------
        1     53,000.00          0.00       53,000.00
        2     53,530.00        500.00       54,030.00
        3     58,883.00          0.00       58,883.00
        4     52,994.70        500.00       53,494.70
        5     58,294.17          0.00       58,294.17
        6     64,123.59        500.00       64,623.59
        7     70,535.95          0.00       70,535.95
        8     77,589.54        500.00       78,089.54
        9     85,348.49          0.00       85,348.49
       10     93,883.34          0.00       93,883.34

The hypothetical Death Benefit is the Accumulated Value increased by any positive Market Value Adjustment.

PART 2: DEATH OF THE OWNER WHO IS NOT THE ANNUITANT

Assume a Payment of $50,000 is made on the Date of Issue and no additional Payments are made. Assume there are no withdrawals and that the Death Benefit Effective Annual Yield is equal to 5%. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                          HYPOTHETICAL
           HYPOTHETICAL      MARKET      HYPOTHETICAL
            ACCUMULATED       VALUE         DEATH
  YEAR         VALUE       ADJUSTMENT      BENEFIT
---------  -------------  -------------  ------------
        1     53,000.00          0.00       53,000.00
        2     53,530.00        500.00       54,030.00
        3     58,883.00          0.00       58,883.00
        4     52,994.70        500.00       53,494.70
        5     58,294.17          0.00       58,294.17
        6     64,123.59        500.00       64,623.59
        7     70,535.95          0.00       70,535.95
        8     77,589.54        500.00       78,089.54
        9     85,348.49          0.00       85,348.49
       10     93,883.34          0.00       93,883.34

The hypothetical Death Benefit is the Accumulated Value increased by any positive Market Value Adjustment.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                         STATEMENT OF ADDITIONAL INFORMATION

                                         FOR

 FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS  FUNDED THROUGH

                                   SUB-ACCOUNTS OF

                                 SEPARATE ACCOUNT KGC



THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE VARIABLE ACCOUNT DATED DECEMBER, 1996, ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ALLMERICA INVESTMENTS, INC., 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, (800) 782-8380.

                                 DATED: DECEMBER, 1996
                                        --------------

                         STATEMENT OF ADDITIONAL INFORMATION

                                  TABLE OF CONTENTS


GENERAL INFORMATION AND HISTORY . . . . . . . . . . . . . . . . . . .   2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

SERVICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

UNDERWRITERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

ANNUITY PAYMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .   4

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .   5

TAX DEFERRED ACCUMULATION . . . . . . . . . . . . . . . . . . . . . .   7

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . .   8


                           GENERAL INFORMATION AND HISTORY

Separate Account KGC ("Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company ("Company") authorized by vote of the Board of Directors on June 13, 1996. The Company is a life insurance company organized under the laws of Delaware in July, 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 508-855-1000. The Company is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1995, the Company had over $5 billion in assets and over $18 billion of life insurance in force.

Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is an indirectly wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company on October 16, 1995 and adopted its present name. First Allmerica is the fifth oldest life insurance company in America. As of December 31, 1995 First Allmerica and its subsidiaries (including the Company) had over $11 billion in combined assets and over $35.2 billion in life insurance in force.


Each Sub-Account invests in a corresponding investment portfolio of Kemper Investors Fund ("the Fund"), a series type mutual fund registered with the Securities and Exchange Commission (the "SEC") as an open-end, diversified, management investment company. Currently, 14 Sub-Accounts of the Variable Account are available under the Contracts. The Money Market Portfolio, Total Return Portfolio, High Yield Portfolio, Growth Portfolio, Government Securities Portfolio, International Portfolio, Small Cap Growth Portfolio, Investment Grade Bond Portfolio, Value Portfolio, Small Cap Value Portfolio, Value+Growth Portfolio, Horizon 20+Portfolio, Horizon 10+Portfolio, and Horizon 5 Portfolio. Each Portfolio available under the Contracts has its own investment objectives and certain attendant risks.

                          TAXATION OF THE CONTRACT, VARIABLE
                               ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of The Company. The Company is taxed as a life insurance company under subchapter L of the Code and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets, or existence of Contracts or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners. The Variable Account presently is not subject to tax.

                                       SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Trust shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Trust shares is reflected on the records of the Trust and not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Statement of Additional Information constituting part of the Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

                                     UNDERWRITERS

Allmerica Investments, Inc., ("Allmerica Investments") a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD), serves as principal underwriter for the Contracts pursuant to a contract with the Company and the Variable Account. Allmerica Investments distributes the Contracts on a best efforts basis. Allmerica Investments, 440 Lincoln Street, Worcester, Massachusetts 01653 was organized in 1969 as a wholly-owned subsidiary of First Allmerica and is an indirect wholly-owned subsidiary of First Allmerica.


The Contracts offered by this Prospectus are offered continuously and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling contracts are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions not to exceed 6.0% of purchase payments to entities which sell the Contracts. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such entities based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services. Commissions paid on the Contracts, including additional incentives or payments, do not result in any additional charge to Contract Owners or to the Variable Account.

Commissions are paid by The Company and do not result in any charge to Contract Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal, and/or annuitization charges, profits from The Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by The Company, and the profit, if any, from the mortality and expense risk charge.

                                   ANNUITY PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "COMPUTATION OF CONTRACT VALUES AND ANNUITY PAYMENTS" in the Prospectus.


ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the Net Asset Value of a portfolio share held in a Sub-Account at the end of a one-day Valuation
Period were $1.135000; that the Net Asset Value on the previous date was $1.132000; that the value of an Accumulation Unit on the previous date was $1.117500; and that during the Valuation Period, the dividends and capital gain distributions were $0.000335 per share. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:


(1) Accumulation Unit Value - Previous Valuation Period. . . . . . .$1.117500

(2) Net Asset Value - Previous Valuation Period. . . . . . . . . . .$1.132000

(3) Net Asset Value - Current Valuation Period . . . . . . . . . . .$1.135000

(4) Dividends and capital gain distributions . . . . . . . . . . . .$0.000335

(5) Annual Charge (one day equivalent of 1.10% per annum). . . . . . 0.000030

(6) Net Investment Factor {[(3)+(4)] DIVIDED BY (2)}-(5) . . . . . . 1.002917

(8) Accumulation Unit Value - Current Period (1)x(6) . . . . . . . .$1.120760


The method for determining the amount of annuity payments is described in detail under "COMPUTATION OF CONTRACT VALUES AND ANNUITY PAYMENTS" in the Prospectus.


ILLUSTRATION OF VARIABLE ANNUITY PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit value and the variable annuity payment may be illustrated by the following hypothetical example: Assume an Annuitant has 40,000 Accumulation Units in a Separate Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity payment is $1.120000. Therefore, the Accumulation Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Contract Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or contingent deferred sales charge, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit value for the assumed rate of 3-1/2% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit values will not be the same as Accumulation Unit values because the former reflect the 3-1/2% assumed interest rate used in the annuity rate calculations. When the Annuity Unit value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity payment is 1.000190. Multiplying this factor by .999906 (the one-day adjustment factor for the assumed interest rate of 3-1/2% per annum) produces a factor of
1.000096. This is then multiplied by the Annuity Unit value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit value of $1.105106 for the current monthly payment. The current monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 267.5818 times $1.105106, which produces a current monthly payment of $295.71.

Method for Determining Variable Annuity Option V Redemption and Illustration Using Hypothetical Example. As discussed in the Prospectus under "DESCRIPTION OF VARIABLE ANNUITY OPTIONS," the Annuitant, or the beneficiary if the Annuitant has died, may choose at any time to withdraw the Contract and receive its commuted value. Commuted value is the present value of remaining payments commuted at 3 1/2% interest. However, if the annuitant elects the withdrawal, the remaining payments are deemed to be the remaining payments that would have been payable had the Surrender Value, rather than the Accumulation Value, been applied at the Annuity Date. The determination of the commuted value upon redemption by an Annuitant may be illustrated by the following hypothetical example.


Assume an annuity period of 10 years or longer is elected. The number of Annuity Units each payment is based on would be calculated using the Accumulated Value. Assume this results in 267.5818 Annuity Units. Assume the commuted value is requested with 60 monthly payments remaining and a current Annuity Unit Value of $1.200000. Based on these assumptions, the dollar amount of remaining payments would be $321.10 a month for 60 months. If the commuted value was requested by a beneficiary, the value would be based on the present value at 3 1/2% interest of this stream of annuity payments. The commuted value would be $17,725.49. However, if the commuted value is requested by an Annuitant, the value is calculated as if the Surrender Value, not the Accumulated Value, had been used to calculate the number of Annuity units. Assume this results in 250 Annuity units. Based on these assumptions, the dollar amount of remaining payments would be $300 a month for 60 months. The present value at 3 1/2% of all remaining payments would be $16,560.72.

                               PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the prospectus under "PERFORMANCE INFORMATION." In addition, The Company may provide advertising, sales literature, periodic publications or other materials information on various topics of interest to Contract owners and prospective Contract owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for such financial instruments.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Accounts asset charge and any applicable contingent deferred sales charge which would be assessed upon complete redemption of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission. The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

            n
    P(1 + T)  = ERV

Where:   P = a hypothetical initial payment to the Variable Account of $1,000

         T = average annual total return

         n = number of years

       ERV = the ending redeemable value of the $1,000 payment at the end of the specified period

The calculation of Total Return includes the annual charges against the asset of the Sub-Account. This charge is 1.10% on an annual basis. The calculation of ending redeemable value assumes (1) the policy was issued at the beginning of the period and (2) a complete surrender of the policy at the end of the period. The deduction of the contingent deferred sales charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

         Years from date of        Charge as Percentage of
         Payment                   New Payments Withdrawn*
         ------------------        -----------------------

              Less than 1                   7%
                   2                        6%
                   3                        5%
                   4                        4%
                   5                        3%
                   6                        2%
                   7                        0%
                   Thereafter               0%


*Subject to the maximum limit described in the prospectus.


No contingent deferred sales charge is deducted upon expiration of the periods specified above. In all calendar years, an amount equal to (a) 15% of the Accumulated Value; or (b) cumulative earnings (Accumulated Value less total gross payments not previously withdrawn) is not subject to the contingent deferred sales charge.


The calculations of Total Return reflect the deduction of an 0.88 Annual Contract fee, representing a pro-rata portion of the $35 Annual Contract fee based on a mean contract size of $40,000.


SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. However, it is assumed that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

                 n
         P(1 + T)  = EV

Where:   P = a hypothetical initial payment to the Variable Account of $1,000

              T = average annual total return

              n = number of years

              EV = the ending value of the $1,000 payment at the end of the specified period

The calculation of Supplemental Total Return reflects the 1.10% annual charge against the assets of the Sub-Accounts. The ending value assumes that the policy is NOT withdrawn at the end of the specified period, and there is therefore no adjustment for the contingent deferred sales charge that would be applicable if the policy was withdrawn at the end of the period.


The calculations of Supplemental Total Return include the deduction of an
0.88 Annual Contract Fee, representing a pro-rata portion of the $35 Annual Contract fee based on a mean contract size of $40,000.


YIELD AND EFFECTIVE YIELD - MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1995:


                                            Yield 4.22%
                                            Effective Yield 4.31%


The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a charge reflecting the annual 1.10% deduction for mortality and expense risk and the administrative charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                    (365/7)
         Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield do NOT reflect the $35 Annual Contract fee.


                              TAX-DEFERRED ACCUMULATION

                         NON-QUALIFIED               CONVENTIONAL
                       ANNUITY CONTRACT              SAVINGS PLAN

                    After-tax contributions
                   and tax-deferred earnings
                -------------------------------
                                  Taxable Lump    After-tax contributions
                No Withdrawals   Sum Withdrawal    and taxable earnings
                --------------   --------------   -----------------------
10 Years. . . .     $107,946       $ 86,448              $ 81,693
20 Years. . . .      233,048        165,137               133,476
30 Years. . . .      503,133        335,021               218,082


This chart compares the accumulation of a $50,000 initial investment into a non-qualified annuity contract and a conventional savings plan. Contributions to the non-qualified annuity contract and the conventional savings plan are made after-tax. Only the gain in the non-qualified annuity contract will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus.

The chart does not reflect the following charges and expenses under the contract: 0.95% for mortality and expense risk; 0.15% administration charges; 7% maximum deferred withdrawal charge; and $35 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT - THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.]

Unlike savings plans, contributions to non-qualified annuity contracts provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.


                                 FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company. Financial Statements for the Variable Account KGC are not included as the Variable Account has not begun operations.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

(formerly SMA Life Assurance Company)

STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1995

ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

December 31, 1995

Statutory Financial Statements
Report of Independent Accountants . . . . . . . . . . . . . . . . .  1
Statement of Assets, Liabilities, Surplus and Other Funds . . . . .  3
Statement of Operations and Changes in Capital and Surplus. . . . .  4
Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . .  5
Notes to Statutory Financial Statements . . . . . . . . . . . . . .  6

                          REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Allmerica Financial Life Insurance and Annuity Company
 (formerly known as SMA Life Assurance Company)

We have audited the accompanying statutory basis statement of assets, liabilities, surplus and other funds of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, and the related statutory basis statements of operations and changes in capital and surplus, and of cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, or the results of its operations or its cash flows for each of the three years ended December 31, 1995.

To the Board of Directors and Stockholder of Allmerica Financial Life Insurance and Annuity Company
 (formerly known as SMA Life Assurance Company)

Page 2

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, surplus and other funds of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years ended December 31, 1995, on the basis of accounting described in
Note 1.

As discussed in Note 1 to the financial statements, the Company's parent, State Mutual Life Assurance Company of America, converted from a Massachusetts mutual life insurance company to a Massachusetts stock life insurance company on October 16, 1995. In connection with this transaction, the Company changed its name to Allmerica Financial Life Insurance and Annuity Company and its parent became a wholly-owned subsidiary of Allmerica Financial Corporation.

/s/Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Boston, MA

February 5, 1996

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

STATEMENT OF ASSETS, LIABILITIES, SURPLUS AND
OTHER FUNDS
as of December 31,
(In thousands)


ASSETS                                                 1995          1994
                                                       ----          ----
Cash                                             $      7,791    $     7,248
Investments:
   Bonds                                            1,659,575      1,595,275
   Stocks                                              18,132         12,283
   Mortgage loans                                     239,522        295,532
   Policy loans                                       122,696        116,600
   Real estate                                         40,967         51,288
   Short term investments                               3,500         45,239
   Other invested assets                               40,196         27,443
                                                  -----------    -----------

       Total cash and investments                   2,132,379      2,150,908

Premiums deferred and uncollected                      (1,231)         5,452
Investment income due and accrued                      38,413         39,442
Other assets                                            6,060         10,569
Assets held in separate accounts                    2,978,409      1,869,695
                                                  -----------    -----------

                                                  $ 5,154,030    $ 4,076,066
                                                  -----------    -----------
                                                  -----------    -----------

LIABILITIES, SURPLUS AND OTHER FUNDS

Liabilities:

Policy liabilities:
   Life reserves                                  $   856,239    $   890,880
   Annuity and other fund reserves                    865,216        928,325
   Accident and health reserves                       167,246        121,580
   Claims payable                                      11,047         11,720
                                                  -----------    -----------

        Total policy liabilities                    1,899,748      1,952,505

Expenses and taxes payable                             20,824         17,484
Other liabilities                                      27,499         36,466
Asset valuation reserve                                31,556         20,786
Obligations related to separate account business    2,967,547      1,859,502
                                                  -----------    -----------

        Total liabilities                           4,947,174      3,886,743
                                                  -----------    -----------

Surplus and Other Funds:
   Common stock, $1,000 par value
        Authorized - 10,000 shares
        Issued and outstanding - 2,517 shares           2,517          2,517
   Paid-in surplus                                    199,307        199,307
   Unassigned surplus (deficit)                         4,282        (13,621)
   Special contingency reserves                           750          1,120
                                                  -----------    -----------
        Total surplus and other funds                 206,856        189,323
                                                  -----------    -----------

                                                  $ 5,154,030    $ 4,076,066
                                                  -----------    -----------
                                                  -----------    -----------

      The accompanying notes are an integral part of these financial statements.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

STATEMENT OF OPERATIONS AND
CHANGES IN CAPITAL AND SURPLUS
for the year ended December 31,
(In thousands)

REVENUE                                                              1995           1994           1993
                                                                     ----           ----           ----

   Premiums and other considerations:
        Life                                                    $   156,864    $   195,633    $   189,285
        Annuities                                                   729,222        707,172        660,143
        Accident and health                                          31,790         31,927         35,718
        Reinsurance commissions and reserve adjustments              20,198          4,195          2,309
                                                                 ----------     ----------     ----------

             Total premiums and other considerations                938,074        938,927        887,455

   Net investment income                                            167,470        170,430        177,612
   Realized capital losses, net of tax                               (2,295)       (17,172)        (7,225)
   Other revenue                                                     37,466         26,065         19,055
                                                                 ----------     ----------     ----------

             Total revenue                                        1,140,715      1,118,250      1,076,897
                                                                 ----------     ----------     ----------

POLICY BENEFITS AND OPERATING EXPENSES
   Policy benefits:
        Claims, surrenders and other benefits                       391,254        331,418        275,290
        Increase (decrease) in policy reserves                      (22,669)        40,113         15,292
                                                                 ----------     ----------     ----------
             Total policy benefits                                  368,585        371,531        290,582

   Operating and selling expenses                                   150,215        164,175        160,928
   Taxes, except capital gains tax                                   26,536         22,846         19,066
   Net transfers to separate accounts                               556,856        553,295        586,539
                                                                 ----------     ----------     ----------

             Total policy benefits and operating expenses         1,102,192      1,111,847      1,057,115
                                                                 ----------     ----------     ----------

NET INCOME                                                           38,523          6,403         19,782

CAPITAL AND SURPLUS, BEGINNING OF YEAR                              189,323        182,216        171,941
   Unrealized capital gains (losses) on investments                   8,279         12,170         (9,052)
   Transfer from (to) asset valuation reserve                       (10,770)        (9,822)         1,974
   Other adjustments                                                (18,499)        (1,644)        (2,429)
                                                                 ----------     ----------     ----------

CAPITAL AND SURPLUS, END OF YEAR                                 $  206,856     $  189,323     $  182,216
                                                                 ----------     ----------     ----------
                                                                 ----------     ----------     ----------

      The accompanying notes are an integral part of these financial statements.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

STATEMENT OF CASH FLOWS
for the year ended December 31,
(In thousands)


CASH FLOW FROM OPERATING ACTIVITIES                                 1995           1994           1993
                                                                    ----           ----           ----
   Premiums, deposits and other income                           $  964,129     $  962,147     $  902,725
   Allowances and reserve adjustments on
        reinsurance ceded                                            20,693          3,279         22,185
   Net investment income                                            170,949        173,294        182,843
   Net increase in policy loans                                      (6,096)        (7,585)        (7,812)
   Benefits to policyholders and beneficiaries                     (393,472)      (330,900)      (298,612)
   Operating and selling expenses and taxes                        (153,504)      (193,796)      (171,533)
   Net transfers to separate accounts                              (608,480)      (600,760)      (634,021)
   Federal income tax (excluding tax on capital gains)               (6,771)       (19,603)         (4828)
   Other sources (applications)                                     (13,642)        19,868          7,757
                                                                 ----------     ----------     ----------

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                                (26,194)         5,944         (1,296)
                                                                 ----------     ----------     ----------

CASH FLOW FROM INVESTING ACTIVITIES
   Sales and maturities of long term investments:
        Bonds                                                       572,640        478,512        386,414
        Stocks                                                          481             63             64
        Real estate and other invested assets                        13,008          3,008         11,094
        Repayment of mortgage principal                              55,202         65,334         79,844
        Capital gains tax                                              (400)          (968)        (3,296)
   Acquisition of long term investments:
        Bonds                                                      (640,339)      (508,603)      (466,086)
        Stocks                                                          (44)          -              -
        Real estate and other invested assets                       (11,929)       (24,544)        (2,392)
        Mortgage loans                                                 (415)          (364)        (2,266)
   Other investing activities                                        (3,206)        18,934        (27,254)
                                                                 ----------     ----------     ----------

NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES                                                (15,002)        31,372        (23,878)
                                                                 ----------     ----------     ----------

Net change in cash and short term investments                       (41,196)        37,316        (25,174)

CASH AND SHORT TERM INVESTMENTS
   Beginning of the year                                             52,487         15,171         40,345
                                                                 ----------     ----------     ----------

   End of the year                                                $  11,291      $  52,487      $  15,171
                                                                 ----------     ----------     ----------
                                                                 ----------     ----------     ----------


      The accompanying notes are an integral part of these financial statements.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION - Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial" or the "Company", formerly SMA Life Assurance Company) is a wholly owned subsidiary of SMA Financial Corp., which is wholly owned by First Allmerica Financial Life Insurance Company ("First Allmerica", formerly, State Mutual Life Assurance Company of America), a stock life insurance company. On October 16, 1995, First Allmerica converted from a mutual life insurance company to a stock life insurance company. Concurrent with this transaction, First Allmerica became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by First Allmerica in accordance with a policy established by vote of First Allmerica's Board of Directors.

The Company's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware and in conformity with practices prescribed by the National Association of Insurance Commissioners (NAIC), which while common in the industry, vary in some respects from generally accepted accounting principles. Significant differences include:

    - Bonds considered to be "available-for-sale" or "trading" are not carried at fair value and changes in fair value are not recognized through surplus or the statement of operations, respectively;

    - The Asset Valuation Reserve, represents a reserve against possible losses on investments and is recorded as a liability through a charge to surplus. The Interest Maintenance Reserve is designed to include deferred realized gains and losses (net of applicable federal income taxes) due to interest rate changes and is also recorded as a liability, however, the deferred net realized investment gains and losses are amortized into future income generally over the original period to maturity of the assets sold. These liabilities are not required under generally accepted accounting principles;

    - Total premiums, deposits and benefits on certain investment-type contracts are reflected in the statement of operations, instead of using the deposit method of accounting;

    - Policy acquisition costs, such as commissions, premium taxes and other items, are not deferred and amortized in relation to the revenue/gross profit streams from the related contracts;

    - Benefit reserves are determined using statutorily prescribed interest, morbidity and mortality assumptions instead of using more realistic expense, interest, morbidity, mortality and voluntary withdrawal assumptions with provision made for adverse deviation;

    - Amounts recoverable from reinsurers for unpaid losses are not recorded as assets, but as offsets against the respective liabilities;

    - Deferred federal income taxes are not provided for temporary differences between amounts reported in the financial statements and those included in the tax returns;

    - Certain adjustments related to prior years are recorded as direct charges or credits to surplus;

    - Certain assets, designated as "non-admitted" assets (principally agents' balances), are not recorded as assets, but are charged to surplus; and,

    - Costs related to other postretirement benefits are recognized only for employees that are fully vested.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

The preparation of financial statements in accordance with practices prescribed or permitted by the Insurance Department of the State of Delaware and in conformity with practices prescribed by the NAIC requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

VALUATION OF INVESTMENTS - Investments in bonds are carried principally at amortized cost, in accordance with NAIC guidelines. Preferred stocks are carried generally at cost and common stocks are carried at market value. Policy loans are carried principally at unpaid principal balances.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts. Mortgage loans are reduced for losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In determining the amount of the loss, management considers, among other things, the estimated fair value of the underlying collateral. Investment real estate and real estate acquired through foreclosure are carried at the lower of depreciated cost or market value. Depreciation is generally calculated using the straight-line method.

An asset valuation reserve (AVR) for bonds, mortgage loans, stocks, real estate, and other invested assets is maintained by appropriations from surplus in accordance with a formula specified by the NAIC and is classified as a liability.

FINANCIAL INSTRUMENTS - In the normal course of business, the Company enters into transactions involving various types of financial instruments including investments such as bonds, stocks and mortgage loans and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuations. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

RECOGNITION OF PREMIUM INCOME AND ACQUISITION COSTS - In general, premiums are recognized as revenue over the premium paying period of the policies; commissions and other costs of acquiring the policies are charged to operations when incurred.

SEPARATE ACCOUNTS - Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain variable annuity and variable life contract holders. Assets consist principally of bonds, common stocks, mutual funds, and short term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contract holders and therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in capital and surplus.

INSURANCE RESERVES AND ANNUITY AND OTHER FUND RESERVES - Reserves for life insurance, annuities, and accident and health insurance are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed based upon mortality, morbidity and interest rate assumptions applicable to these coverages, including provision for adverse deviation. Reserves are computed using interest rates ranging from 3% to 6% for individual life insurance policies, 3% to 5 1/2% for accident and health policies and 3 1/2% to 9 1/2% for annuity contracts. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Claims reserves are computed based on historical experience modified for expected trends in frequency and severity. Withdrawal characteristics of annuity and other fund reserves vary by contract. At December 31, 1995 and 1994, approximately 84% and 77%, respectively, of the contracts (included in both the general account and separate accounts of the Company) were not subject to discretionary withdrawal or were subject to withdrawal at book value less surrender charge.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

FEDERAL INCOME TAXES - AFC, its life insurance subsidiaries, First Allmerica and Allmerica Financial and its non-insurance domestic subsidiaries file a life-nonlife consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life taxable operating losses that can be applied to offset life company taxable income. Allmerica P&C and its subsidiaries file a separate United States Federal income tax return.

The federal income tax allocation policies and procedures are subject to written agreement between the companies. The federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

CAPITAL GAINS AND LOSSES - Realized capital gains and losses, net of applicable capital gains tax or benefit, exclusive of those transferred to the interest maintenance reserve ("IMR"), are included in the statement of operations. Unrealized capital gains and losses are reflected as direct credits or charges to capital and surplus. The IMR, which is included in other liabilities, establishes a reserve for realized gains and losses, net of tax, resulting from changes in interest rates on short and long term fixed income investments. Net realized gains and losses charged to the IMR are amortized into net investment
income over the remaining life of the investment sold.   The Company uses the
seriatim method of amortization for interest related gains and losses arising from the sale of mortgages, and uses the group method to amortize interest related gains and losses arising from all other fixed income investments.

NOTE 2 - INVESTMENTS

BONDS - The carrying value and fair value of investments in bonds are as follows:

                                                                                    December 31, 1995
                                                                            Gross                Gross
                                                      Carrying             Unrealized           Unrealized            Fair
(In thousands)                                          Value             Appreciation         Depreciation           Value
                                                        -----             ------------         ------------           -----
Federal government bonds                            $   67,039            $    3,063           $     -             $   70,102
State, local and government agency bonds                13,607                 2,290                    23             15,874
Foreign government bonds                                12,121                   772                   249             12,644
Corporate securities                                 1,471,422                55,836                 6,275          1,520,983
Mortgage-backed securities                              95,385                   951                     -             96,336
                                                    ----------            ----------            ----------         ----------

Total                                               $1,659,574            $   62,912            $    6,457         $1,715,939
                                                    ----------            ----------            ----------         ----------
                                                    ----------            ----------            ----------         ----------

                                                                                     December 31, 1995
                                                                             Gross                Gross
                                                      Carrying             Unrealized           Unrealized            Fair
(In thousands)                                          Value             Appreciation         Depreciation           Value
                                                        -----             ------------         ------------           -----
Federal government bonds                            $   17,651            $        8           $       762         $   16,897
State, local and government agency bonds                 1,110                    54                  -                 1,164
Foreign government bonds                                31,863                    83                 3,735             28,211
Corporate securities                                 1,462,871                 8,145                56,011          1,415,005
Mortgage-backed securities                              81,780                   268                 1,737             80,311
                                                    ----------            ----------            ----------         ----------

Total                                               $1,595,275            $    8,558            $   62,245         $1,541,588
                                                    ----------            ----------            ----------         ----------
                                                    ----------            ----------            ----------         ----------

                                           8

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

The carrying value and fair value by contractual maturity at December 31, 1995, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties or the Company may have the right to put or sell the obligation back to the issuer. Mortgage-backed securities are classified based on expected maturities.

                                            Carrying                 Fair
(In thousands)                               Value                   Value
                                             -----                   -----
Due in one year or less                   $  250,578              $  258,436
Due after one year through five years        736,003                 763,179
Due after five years through ten years       538,897                 558,445
Due after ten years                          134,097                 135,880
                                          ----------              ----------

Total                                     $1,659,575              $1,715,940
                                          ----------              ----------
                                          ----------              ----------


MORTGAGE LOANS AND REAL ESTATE - Mortgage loans and real estate investments, are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and are generally no more than 75% of the property value at the time the original loan is made. At December 31, 1995 and 1994, mortgage loan and real estate investments were distributed by the following types and geographic regions:

(In thousands)
Property Type                                    1995                1994
-------------                                    ----                ----
Office buildings                           $   127,149         $   140,292
Residential                                     59,934              57,061
Retail                                          29,578              72,787
Industrial/Warehouse                            38,192              39,424
Other                                           25,636              37,256
                                           -----------         -----------
Total                                      $   280,489         $   346,820
                                           -----------         -----------
                                           -----------         -----------

Geographic Region                                1995                1994
-----------------                                ----                ----
South Atlantic                             $    86,410         $    92,934
East North Central                              55,991              72,704
Middle Atlantic                                 38,666              48,688
Pacific                                         32,803              39,892
West North Central                              21,486              27,377
Mountain                                         9,939              12,211
New England                                     24,886              26,613
East South Central                               5,487               6,224
West South Central                               4,821              20,177
                                            ----------          ----------

Total                                       $  280,489          $  346,820
                                            ----------          ----------
                                            ----------          ----------


Reserves for mortgage loans and real estate reflected in the above amounts were $18.9 million and $21.0 million at December 31, 1995 and 1994, respectively.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

NET INVESTMENT INCOME - The components of net investment income for the year ended December 31 were as follows:

(In thousands)                                                        1995           1994           1993
                                                                      ----           ----           ----
Bonds                                                            $  122,318     $  123,495     $  126,729
Stocks                                                                1,653          1,799            953
Mortgage loans                                                       26,356         31,945         40,823
Real estate                                                           9,139          8,425          9,493
Policy loans                                                          9,486          8,797          8,215
Other investments                                                     3,951          1,651            674
Short term investments                                                2,252          1,378            840
                                                                 ----------     ----------     ----------
                                                                    175,155        177,490        187,727
  Less investment expenses                                            9,703          9,138         11,026
                                                                 ----------     ----------     ----------
Net investment income, before IMR amortization                      165,452        168,352        176,701
  IMR amortization                                                    2,018          2,078            911
                                                                 ----------     ----------     ----------
Net investment income                                            $  167,470     $  170,430     $  177,612
                                                                 ----------     ----------     ----------
                                                                 ----------     ----------     ----------


REALIZED CAPITAL GAINS AND LOSSES - Realized capital gains (losses) on investments for the years ended December 31 were as follows:

(In thousands)                                                        1995           1994           1993
                                                                      ----           ----           ----
Bonds                                                             $    727       $    645       $ 10,133
Stocks                                                                (263)           (62)            16
Mortgage loans                                                      (1,083)       (17,142)           (83)
Real estate                                                         (1,892)           605         (2,044)
                                                                  ---------      ---------      ---------
                                                                    (2,511)       (15,954)         8,022
Less income tax                                                        400            968          3,296
                                                                  ---------      ---------      ---------

Net realized capital gains (losses) before transfer to IMR          (2,911)       (16,922)         4,726
Net realized capital gains transferred to IMR                          616           (250)       (11,951)
                                                                  ---------      ---------      ---------

Net realized capital gains (losses)                               $ (2,295)      $(17,172)      $ (7,225)
                                                                  ---------      ---------      ---------
                                                                  ---------      ---------      ---------

Proceeds from voluntary sales of investments in bonds during 1995, 1994 and 1993 were $22.4 million, $17.9 million, and $13.2 million, respectively. Gross gains of $4.3 million, $3.0 million, and $4.5 million and gross losses of $5.2 million, $4.6 million, and $ .5 million, respectively, were realized on those sales.

NOTE 3 - FAIR VALUE DISCLOSURES OF FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be recognized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

FINANCIAL ASSETS:

CASH AND SHORT TERM INVESTMENTS - The carrying amounts reported in the statement of assets, liabilities, surplus and other funds approximate fair value.

BONDS - Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

STOCKS - Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS - Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS - The carrying amount reported in the statement of assets, liabilities, surplus and other funds approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

FINANCIAL LIABILITIES:

ANNUITY AND OTHER FUND RESERVES (WITHOUT MORTALITY/MORBIDITY FEATURES) - Fair values for the Company's liabilities under individual annuity contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments as of December 31 were as follows:

                                                                   1995                                        1996
                                                                   ----                                        ----
                                                     Carrying                 Fair               Carrying              Fair
(In thousands)                                         Value                 Value                 Value              Value
                                                       -----                 -----                 -----              -----
Financial Assets:
   Cash                                             $    7,791            $    7,791            $    7,248         $    7,248
   Short term investments                                3,500                 3,500                45,239             45,239
   Bonds                                             1,659,575             1,715,940             1,595,275          1,541,588
   Stocks                                               18,132                18,414                12,283             12,590
   Mortgage loans                                      239,522               250,196               295,532            291,704
   Policy loans                                        122,696               122,696               116,600            116,600

Financial Liabilities:
   Individual annuity contracts                        803,099               797,024               869,230            862,662
   Supplemental contracts without life
     contingencies                                      16,796                16,796                16,673             16,673
   Other contract deposit funds                            632                   632                 1,105              1,105

                                           11

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

NOTE 4 - FEDERAL INCOME TAXES

The federal income tax provisions for 1995, 1994 and 1993 were $17.4 million, $13.1 million and $8.6 million, respectively, which include taxes applicable to realized capital gains of $.4 million, $1.0 million and $3.3 million.

The effective federal income tax rates were 27%, 67% and 30% in 1995, 1994 and 1993, respectively. The differences between the federal statutory rate and the Company's effective tax rates are primarily related to decreases in taxable income for the write-offs of mortgage loans; and increases in taxable income for differences in policyholder liabilities for federal income tax purposes and financial reporting purposes and the deferral of policy acquisition costs for federal tax purposes.

The consolidated federal income tax returns are routinely audited by the Internal Revenue Service (IRS) and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has completed its examination of all of the consolidated federal income tax
returns through 1988.   In management's opinion, adequate tax liabilities have
been established for all years. However, the amount of these liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

NOTE 5 - REINSURANCE

The Company participates in reinsurance to reduce overall risks, including exposure to large losses and to permit recovery of a portion of direct losses. Reinsurance contracts do not relieve the Company from its obligation to its policyholders. Reinsurance financial data for the years ended December 31, is as follows:

(In thousands)                          1995           1994           1993
                                        ----           ----           ----
Reinsurance premiums assumed        $  3,442       $  3,788       $  4,190
Reinsurance premiums ceded
                                      42,914         17,430         14,798
Deduction from insurance
 liability including
 reinsurance recoverable on
 unpaid claims                        82,227         46,734         42,805

Individual life premiums ceded to First Allmerica aggregated $6.8 million, $7.8 million and $9.0 million in 1995, 1994 and 1993, respectively. The Company has also entered into various reinsurance agreements with First Allmerica under which certain insurance risks related to individual accident and health business, premium income and related expenses are assumed by the Company from First Allmerica. Premiums assumed pursuant to these agreements aggregated $3.4 million, $3.8 million and $4.2 million in 1995, 1994 and 1993, respectively .

During the year Allmerica Financial entered into a coinsurance agreement to reinsure substantially all of its yearly renewable term life insurance. Premiums ceded and reinsurance credits taken under this agreement amounted to $25.4 million and $20.7 million, respectively. At December 31, 1995, the deduction from insurance liability, including reinsurance recoverable on unpaid claims under this agreement was $12.7 million.

NOTE 6 - ACCIDENT AND HEALTH POLICY  AND CLAIM LIABILITIES

The Company regularly updates its estimates of policy and claims liabilities as new information becomes available and further events occur which may impact the resolution of unsettled claims for its accident and health line of business. Changes in prior estimates are generally reflected in results of operations in the year such changes are determined to be needed and recorded.

The policy and claims liabilities related to the Company's accident and health business were $169.7 million and $123.5 million at December 31, 1995 and 1994, respectively. Accident and health policy and claims liabilities have been re-estimated for all prior years and were increased by $42.5 million, $10.9 million and $13.2 million, in 1995, 1994 and 1993, respectively, including $21.9 million and $2.8 million recorded as an adjustment to surplus in 1995 and 1993, respectively. The unfavorable development is primarily due to reserve strengthening and adverse experience in the Company's individual accident and health line of business.

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
 (a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)

NOTE 7 - DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. At January 1, 1996, the Company could pay dividends of $4.3 million to First Allmerica, without prior approval.

NOTE 8 - OTHER RELATED PARTY TRANSACTIONS

First Allmerica provides management, operating personnel and facilities on a cost reimbursement basis to the Company. Expenses for services received from First Allmerica were $ 85.8 million, $102.5 million and $98.9 million in 1995, 1994 and 1993, respectively. The net amounts payable to First Allmerica and affiliates for accrued expenses and various other liabilities and receivables were $12.6 million and $8.3 million at December 31, 1995 and 1994, respectively.

NOTE 9 - FUNDS ON DEPOSIT

In March 1994, the Company voluntarily withdrew from being licensed in New York. In connection with the withdrawal First Allmerica, which is licensed in New York, became qualified to sell the products previously sold by Allmerica Financial in New York. The Company agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of the Company for New York policyholders, claimants and creditors. As of December 31, 1995, the carrying value and fair value of the assets or deposit was $295.0 million and $303.6 million, respectively, which is in excess of the required amount.

Additional securities with a carrying value of $4.2 million and $3.9 million were on deposit with various other state and governmental authorities as of December 31, 1995 and 1994, respectively.

NOTE 10 - LITIGATION

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements.

                              PART C.  OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) FINANCIAL STATEMENTS

    FINANCIAL STATEMENTS INCLUDED IN PART A
    None

    FINANCIAL STATEMENTS INCLUDED IN PART B
    Financial Statements for Allmerica Financial Life Insurance and Annuity Company

    FINANCIAL STATEMENTS INCLUDED IN PART C
    None

(b) EXHIBITS

Exhibit 1 -   Vote of Board of Directors Authorizing Establishment of
              Registrant dated June 13, 1996 was previously filed in Initial
              Registration Statement on August 16, 1996 and is incorporated by reference herein.

Exhibit 2 -   Not Applicable.  Pursuant to Rule 26a-2, the Insurance Company
              may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

Exhibit 3 -   (a)  Wholesaling Agreement is filed herewith
              (b)  Form of Sales Agreement was previously filed in Initial
                   Registration Statement on August 16, 1996 and is incorporated by reference herein.
              (c)  Broker's Agreement and Specimen Schedule of Sales
                   Commissions for Variable Annuity Policies were previously filed on November 3, 1994 in Registration Statement
                   No. 33-85916, and are incorporated by reference herein.

Exhibit 4 -   Policy Form was previously filed in Initial
              Registration Statement on August 16, 1996 and is incorporated by reference herein.

Exhibit 5 -   Application Form was previously filed in Initial Registration
              Statement on August 16, 1996 and is incorporated by reference herein.

Exhibit 6 -   The Depositor's Articles of Incorporation, as amended effective
              October 1, 1995 to reflect its new name, and Bylaws were previously filed in Initial Registration Statement on August
              16, 1996 and is incorporated by reference herein.

Exhibit 7 -   Not Applicable.

Exhibit 8 -   None

Exhibit 9 -   Consent and Opinion of Counsel is filed herewith

Exhibit 10 -  Consent and Opinion of Independent Accountants is filed herewith

Exhibit 11 -  None.

Exhibit 12 -  None.

Exhibit 13 -  None.

Exhibit 15-   Participation Agreement is filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

         The principal business address of all the following Directors and Officers is:
         440 Lincoln Street
         Worcester, Massachusetts 01653



         Name and Position                  Principal Occupation
         -----------------                  --------------------
Barry Z. Aframe                   Vice President and Counsel, First Allmerica
Vice President and Counsel        Financial Life Insurance Company

Abigail M. Armstrong              Secretary and Counsel, First Allmerica Financial
Secretary and Counsel             Life Insurance Company

Richard J. Baker                  Vice President and Assistant Secretary, First
Vice President                    Allmerica Financial Life Insurance Company

Whitworth F. Bird, Jr., M.D.      Vice President and Medical Director, First
Vice President and                Allmerica Financial Life Insurance Company
Medical Director

Alan R. Boyer                     Vice President, First Allmerica Financial
Vice President                    Life Insurance Company

Mark R. Colborn                   Vice President, First Allmerica
Vice President                    Financial Life Insurance Company

Lisa M. Coleman                   Vice President, First Allmerica Financial Life
Vice President                    Insurance Company

Dix F. Davis                      Vice President, First Allmerica Financial Life
Vice President                    Insurance Company

Bruce A. Emond                    Vice President, First Allmerica Financial Life
Vice President                    Insurance Company

John P. Kavanaugh                 Director and Vice President, First Allmerica
Director and                      Financial Life Insurance Company
Vice President

John F. Kelly                     Senior Vice President, General Counsel and Director,
Director                          First Allmerica Financial Life Insurance Company

Joseph W. MacDougall, Jr.         Vice President, Associate General Counsel, and
Vice President, Associate         Assistant Secretary, First Allmerica Financial Life Insurance
General Counsel                   Company
and Assistant Secretary

J. Barry May                      Director, First Allmerica Financial Life Insurance
Director                          Company

William H. Mawdsley               Vice President and Actuary, First Allmerica Financial Life
Vice President and Actuary        Insurance Company

James R. McAuliffe                Director and President, Citizens Insurance Company
Director                          of America


Roderick A. McGarry, II           Vice President, First Allmerica Financial Life Insurance
Vice President                    Company

John W. Nunley                    Vice President, First Allmerica Financial Life Insurance
Vice President                    Company

John F. O'Brien                   Director, President and Chief Executive Officer, First
Director and Chairman of          Allmerica Financial Life Insurance Company
the Board

Edward J. Parry, III              Director, Vice President and Treasurer, First Allmerica
Director, Vice President          Financial Life Insurance Company
and Treasurer

Richard M. Reilly                 Director and Vice President, First Allmerica Financial
Director, President and CEO       Life Insurance Company

Eric A. Simonsen                  Director, Vice President and Chief Financial Officer,
Director, Vice President and      First Allmerica Financial Life Insurance Company
Chief Financial Officer

Ann K. Tripp                      Vice President, First Allmerica Financial Life Insurance
Vice President                    Company

Jerome F. Weihs                   Vice President, First Allmerica Financial Life Insurance
Vice President                    Company


Item 26. PERSONS UNDER COMMON CONTROL WITH REGISTRANT. See attached organization chart.


                  ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY



           NAME                                   ADDRESS              TYPE OF BUSINESS
           ----                                   -------              ----------------
AAM Equity Fund                             440 Lincoln Street       Massachusetts Grantor
                                            Worcester MA 01653         Trust

Allmerica Asset Management, Inc.            440 Lincoln Street       Investment advisory
                                            Worcester MA 01653         services

Allmerica Employees Insurance               440 Lincoln Street       Insurance Agency
  Agency, Inc.                              Worcester MA 01653

Allmerica Financial Life Insurance          440 Lincoln Street       Life insurance, accident
  and Annuity Company                       Worcester MA 01653         & health insurance,
                                                                       annuities, variable
                                                                       annuities and variable
                                                                       life insurance

Allmerica Financial Services                440 Lincoln Street       Insurance Agency
  Insurance Agency, Inc.                    Worcester, MA 01653

Allmerica Funds                             440 Lincoln Street       Investment Company
                                            Worcester MA 01653


Allmerica Institutional Services, Inc.      440 Lincoln Street       Accounting, marketing
                                            Worcester MA 01653         and shareholder


                                                                      services for investment
                                                                      companies

Allmerica Investment Services, Inc.         440 Lincoln Street       Holding Company
  (formerly Allmerica Financial             Worcester, MA 01653
  Services, Inc.)

Allmerica Investment Management             440 Lincoln Street       Investment Advisory
  Company, Inc.                             Worcester MA 01653         Services

Allmerica Investments, Inc.                 440 Lincoln Street       Securities, retail broker-
                                            Worcester MA 01653         dealer

Allmerica Investment Trust                  440 Lincoln Street       Investment Company
  (formerly SMA Investment Trust)           Worcester MA 01653

Allmerica Property and Casualty             440 Lincoln Street       Holding Company
 Companies, Inc.                            Worcester MA 01653

Allmerica Realty Advisors, Inc.             440 Lincoln Street       Investment Advisory
                                            Worcester MA 01653         services

Allmerica Securities Trust                  440 Lincoln Street       Investment Company
                                            Worcester MA 01653

Allmerica Services, Inc.                    440 Lincoln Street       Service Company
                                            Worcester MA 01653

Allmerica Trust Company, N.A.               440 Lincoln Street       Limited purpose national
                                            Worcester MA 01653         trust company

AMGRO, Inc.                                 472 Lincoln Street       Premium financing
                                            Worcester MA 01653

APC Funding Corp.                           440 Lincoln Street       Special purpose funding
                                            Worcester MA 01653         vehicle for commercial
                                                                       paper

Beltsville Drive Limited                    440 Lincoln Street       Real estate partnership
  Partnership                               Worcester MA 01653

Citizens Corporation                        440 Lincoln Street       Holding Company
                                            Worcester MA 01653

Citizens Insurance Company of America       645 West Grand River     Multi-line fire &
                                            Howell MI 48843            casualty insurance


Citizens Insurance Company of Ohio          645 West Grand River     Multi-line fire &
                                            Howell MI 48843            casualty insurance

Citizens Management, Inc.                   645 West Grand River     Services management
                                            Howell MI 48843            company

Greendale Special Placements Fund           440 Lincoln Street       Massachusetts Grantor
                                            Worcester MA 01653         Trust

The Hanover American Insurance              100 North Parkway        Multi-line fire &
  Company                                   Worcester MA 01653         casualty insurance

The Hanover Insurance Company               100 North Parkway        Multi-line fire &
                                            Worcester MA 01605         casualty insurance

Hanover Texas Insurance                     801 East Campbell Road   Incorporated Branch
  Management Company, Inc.                  Richardson TX  75081       Office of The Hanover
                                                                       Insurance Company

Hanover Lloyd's Insurance Company           801 East Campbell Road   Multi-line fire &
                                            Richardson TX 75081        casualty insurance


Hollywood Center, Inc.                      440 Lincoln Street       General business
                                            Worcester MA 01653         corporation

Linder Skokie Real Estate                   440 Lincoln Street       General business
  Corporation                               Worcester MA 01653         corporation

Lloyds Credit Corporation                   440 Lincoln Street       Premium financing
                                            Worcester MA 01653         service franchises

Logan Wells Water Company, Inc.             603 Heron Drive          Water Company, serving
                                            Bridgeport NJ 08014        land development
                                                                       investment

Massachusetts Bay Insurance                 100 North Parkway        Multi-line fire &
  Company                                   Worcester MA 01653         casualty

SMA Financial Corp.                         440 Lincoln Street       Holding Company
                                            Worcester MA 01653

Somerset Square, Inc.                       440 Lincoln Street       General business
                                            Worcester MA 01653         corporation

Sterling Risk Management Services, Inc.     100 North Parkway        Risk management
                                            Worcester MA 01605         services

Item 27.  NUMBER OF CONTRACT OWNERS.

     The Variable Account has no Policyholders because operations have not yet begun.


Item 28.  INDEMNIFICATION.

Article VIII of the Bylaws of the Depositor state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Item 29.  PRINCIPAL UNDERWRITERS.

(a) Allmerica Investments, Inc. also acts as principal underwriter for the following:
      - VEL Account, VEL II Account, Group Vel, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account Inheiritage Account, Separate Account KG, and Fulcrum Separate
         Account of Allmerica Financial Life Insurance and Annuity
         Company
      - Separate Accounts I, VA-K, VA-P, VEL II Account, Inheiritage Account Group VEL Account, Allmerica Select Separate Account, Fulcrum Variable Life Separate Account, Fulcrum Separate Account, Separate
         Account KG and KGC of First Allmerica Financial
         Life Insurance Company.
      -  Allmerica Investment Trust

(b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
         440 Lincoln Street
         Worcester, Massachusetts 01653

    Name                               Position or Office with Underwriter
    ----                               -----------------------------------

Emil J. Aberizk                        Vice President

Abigail M. Armstrong                   Secretary and Counsel

Phillip J. Coffey                      Vice President

Thomas J. Cunningham                   Vice President, Chief Financial Officer
                                       and Controller

John F. Kelly                          Director

William F. Monroe, Jr.                 Vice President

David J. Mueller                       Vice President

John F. O'Brien                        Director

Stephen Parker                         President, Director and Chief
                                       Executive Officer

Edward J. Parry, III                   Treasurer

Richard M. Reilly                      Director

Eric a. Simonsen                       Director

Mark Steinberg                         Senior Vice President



Item 30.  LOCATION OF ACCOUNTS AND RECORDS.

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts or on behalf of the Company by The First Data Investor Services, Inc. at 4400 Computer Drive, Westboro, Massachusetts 01581.

Item 31.  MANAGEMENT SERVICES.

The Company provides daily unit value calculations and related services for the Company's separate accounts.

Item 32.  UNDERTAKINGS.

(a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(b) The registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

(c) The registrant hereby undertakes to deliver a Statement of Additional Information promptly upon written or oral request, according to the requirements of Form N-4.

(d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(e) Rule 26(e) Representations

The Company hereby undertakes that the aggregate fees and charges under the contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

Item 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM.

Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the

    Company's variable contracts.

2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

4. A signed statement acknowledging the participant's understanding of (I) the restrictions on redemption imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 10th day of December, 1996.

                                  SEPARATE ACCOUNT KGC OF
                                  ALLMERICA FINANCIAL LIFE INSURANCE
                                  AND ANNUITY COMPANY

                                  By: /s/ Abigail M. Armstrong
                                      ---------------------------------
                                      Abigail M. Armstrong, Secretary



SIGNATURES                        TITLE                         DATE
----------                        -----                         ----

/s/ John F. O'Brien     Director and
John F. O'Brien         Chairman of the Board

/s/ Bruce C. Anderson   Director
Bruce C. Anderson

/s/ John P. Kavanaugh   Director and                        December 10, 1996
John P. Kavanaugh       Vice President

/s/ John F. Kelly       Director
John F. Kelly

/s/ James R. McAuliffe  Director
James R. McAuliffe

/s/ Edward J. Parry III Vice President and Treasurer
Edward J. Parry III     (Chief Accounting Officer)

/s/ Richard M. Reilly   Director, President and
Richard M. Reilly       Chief Executive Officer

/s/ Larry C. Renfro     Director
Larry C. Renfro

/s/ Eric A. Simonsen    Director, Vice President and Chief
Eric A. Simonsen        Financial Officer

/s/ Phillip E. Soule    Director
Phillip E. Soule

                                    EXHIBIT TABLE



Exhibit 3(a) -   Wholesaling Agreement

Exhibit 9    -   Consent and Opinion of Counsel.

Exhibit 10   -   Consent of Independent Accountants

Exhibit 15   -   Participation Agreement